TOKARSKY CORPORATE SERVICES LIMITED

Suite 1110, Box 73
65 Queen Street West
Toronto, Ontario, Canada M5H 2M5
Phone: (416) 861-0337
Facsimile: (416) 861-1995
Email: tcslimited@aol.com

02034047

SUPPL

February 4, 2002

FILE NO. 82-4167

RECEIVED
FEB 25 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W., Mail Stop 3-7
Washington, DC 20549
USA

Dear Sir/Madam:

**Re: eStation Network Services, Inc. (the "Corporation")
(formerly eStation.com Inc.)**

On behalf of the Corporation, enclosed herewith are copies (in duplicate) of the following documents for the Corporation's file:

(a) Unaudited consolidated interim financial statements for the periods ended June 30, 2001 and September 30, 2001.
(b) Proxy-related materials for a Special Meeting of shareholders held January 31, 2002.
(d) Press releases for the period of June, 2001 to January, 2002.

Yours truly,
Tokarsky Corporate Services Limited

Per: John V. Tokarsky

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

JVT/c
Encls.

cc: Document Management Department - IR
Standard & Poor's
55 Water Street, 42nd floor
New York, NY 10041

eStation.com Inc.

Consolidated Statements of Earnings and Retained Earnings
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Revenue	1,208,783	$ -	$ 3,270,490	$ -
Cost of revenue	1,497,060	-	4,409,984	-
	(288,277)	-	(1,139,494)	-
Expenses				
Fees and development costs	-	238,000	-	619,310
General and administrative	690,761	360,550	2,242,127	1,731,022
Investor relations and shareholder expense	30,275	22,079	176,552	209,261
	721,036	620,629	2,418,679	2,559,593
Income (loss) before the undernoted	(1,009,313)	(620,629)	(3,558,173)	(2,559,593)
Interest expense	191,826	6,059	659,653	22,151
Interest income	(48,779)	(3,582)	(172,623)	(5,675)
Loss before one time charges, depreciation and goodwill amortizatio	(1,152,360)	(623,106)	(4,045,203)	(2,576,069)
One time charges				
Employee settlements	75,000	-	420,515	-
Write-off of accounts receivable	-	-	350,000	-
Tax obligation payment	125,000	-	125,000	-
GST tax credit	(63,149)	-	(63,149)	-
	136,851	-	832,366	-
Loss for the period before depreciation and goodwill amortization	(1,289,211)	(623,106)	(4,877,569)	(2,576,069)
Depreciation and amortization	480,942	37,573	1,438,804	112,788
Goodwill amortization	758,000	-	2,274,000	-
Loss for the period	(2,528,153)	(660,679)	(8,590,373)	(2,688,857)
Preferred dividend	-	-	61,959	-
Deficit, beginning of period	(20,435,354)	(7,848,000)	(14,311,175)	(5,819,822)
Deficit, end of period	$ (22,963,507)	$ (8,508,679)	$ (22,963,507)	$ (8,508,679)
Loss per common share	$ (0.03)	$ (0.02)	$ (0.12)	$ (0.10)
Weighted average number of shares outstanding	75,062,276	26,612,056	73,912,695	25,676,157

eStation.com Inc.

Consolidated Balance Sheets
(unaudited)

	September 30 2001	December 31 2000
Assets		
Current assets:		
Cash	$ 92,600	$ 1,461,674
Term Deposits	114,492	364,685
Accounts receivable	340,425	729,085
Prepaid expenses	129,478	111,624
	676,995	2,667,068
Term deposits	3,900,000	4,700,000
Capital assets	8,559,317	8,907,999
Intangible assets	12,268,157	14,542,157
	$ 25,404,469	$ 30,817,224
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,315,765	$ 2,976,262
Shareholder loans payable (Note 3)	-	69,335
Current portion of obligations under capital leases	3,167,788	2,439,393
	5,483,553	5,484,990
Obligations under capital leases	5,287,464	6,316,257
Shareholders' equity (deficiency)		
Subscription receipts (Note 2)	3,925,843	-
Share capital	32,987,228	33,327,152
Contributed surplus	683,888	-
Deficit	(22,963,507)	(14,311,175)
	14,633,452	19,015,977
	$ 25,404,469	$ 30,817,224

Notes to Consolidated Financial Statements

1. The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended December 31, 2000. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2000. When necessary, the financial statements included amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2. The Company has entered into a new 3 year contract with its current President. The contract provided for a signing bonus of $125,000 and a loan of a further $125,000, both of which were completed in the 2nd quarter. In addition, the Company has made a payment of $125.000 to cover a tax payment obligation of the Company as outlined in the contract.

3. eStation Network Services, Inc. ("eStation" or the "Company") completed a private placement (the "Private Placement") on November 29, 2001 for total gross proceeds of $1,000,000, and a debt restructuring agreement (the "IBM Agreement") with IBM Canada Inc. ("IBM") with regard to its lease financing that includes a lump sum payment by eStation to pay down outstanding obligations and principal, reduced monthly payments of the Company over a 42 month period and the funding of an additional $500,000 of computer equipment and ABM services by IBM.

The Private Placement is for 33,333,333 subscription receipts ("Subscription Receipts") exercisable to acquire, at the holder's option and for no additional consideration, 1 unit (a "Unit") comprising of either (i) 1 fully paid and non-assessable common share and 1 common share purchase warrant of the Company, or (ii) 1 fully paid and non-assessable series C convertible preferred share (a "Series C Preferred Share") and 1 series C convertible preferred purchase warrant (a "Series C Preferred Share Warrant") of the Company, subject to certain adjustment in certain events, in respect of each Subscription Receipt held. eStation has agreed to grant the holder registration rights whereby the Company will be obligated to file, at the holder's request, with applicable Canadian securities regulators a prospectus qualifying the distribution of the Subscription Receipts and all underlying securities issuable upon the exercise of the Subscription Receipts. In addition, if a final receipt is not issued for a prospectus pursuant to the
registration rights on or prior to 90 days after the exercise of the registration request, each Subscription Receipt will entitle its holder to acquire 1.1 Units, except that the registration request may not be made until 50 days after the closing date of the Private Placement. The purchase price for each Subscription Receipt will be $0.03. Each common share purchase warrant shall entitle the holder to acquire one common share at an exercise price of $.04 for a period of two years from the closing date of the Private Placement. Each Series C Preferred Share Warrant shall entitle the holder to acquire one Series C Preferred Share at an exercise price of $.04 for a period of two years from the closing date of the Private Placement. The Series C Preferred Shares shall have substantially the same rights and privileges as the 7.5% series B convertible preferred shares offered for sale by the Company pursuant to an April 2001 private placement. The Company has obtained the consent of the required majority of the holders of the previously issued and outstanding Subscription Receipts in respect of this financing.

Currently, the Company has 75,265,210 issued and outstanding common shares, 34,656,750 issued and outstanding Subscription Receipts convertible into Series B Preferred Shares or common shares, and 20,803,403 common share purchase warrants and options comprising 130,725,363 fully diluted common shares.

Each Series C Preferred Share will be convertible at the option of the holder, at any time on or prior to the date which is three years from the date of issuance of the Series C Preferred Shares (the "Maturity Date"), into one eStation common share for the first two years and 0.91 eStation common shares in the third and final year. Each Series C Preferred Share will have a right to an annual dividend equal to 7.5% of the issue price which will be payable semi-annually. eStation will have the option of satisfying any dividend payment on the Series C Preferred Shares by way of a cash payment or by the issuance of additional Series C Preferred Shares at a price equal to 95% of the weighted average trading price of the eStation common shares for the 20-day trading period ending five trading days prior to any dividend payment date. The Series C Preferred Shares will mature on the Maturity Date, at which time eStation will be required to redeem the shares for cash at the redemption price or, at a holder's option but subject to the receipt of all regulatory approvals, to issue freely tradable eStation common shares on the convers terms set out above.

The Private Placement will have one subscriber which is a Labour Sponsored Investment Fund. The sole holder of the Subscription Receipts will also have the right to appoint two of seven directors to the Board of Directors of eStation.

Under the IBM Agreement, the Company will apply letters of credit in favour of IBM to pay outstanding obligations and reduce the principal of its IBM capital leases to $4,947,901.27 which will be amortized over 42 months. The IBM Agreement includes new funding of $500,000 for computer equipment and ABM services, half of which the Company may draw down at any time with the remaining $250,000 available after March 31, 2002. The IBM Agreement also includes, among other things, a right of first refusal in favour of IBM to match any bona fide offer to lease and supply ATMs to the Company, a right of first refusal in favour of IBM to provide transaction financing and advertising outsourcing to the Company for a period of 36 months, and a requirement that Kim Oishi and Peter Edwards remain employees of the Company for a minimum of 6 months or that management satisfactory to IBM be in place if either Kim Oishi or Peter Edwards ceases to be an employee after the 6 month period.

The company understands that the Canadian Venture Exchange will require that the Company send out a notice, as soon as practically possible pursuant to applicable laws, for a special meeting of shareholders to consider a consolidation of at lease 4:1 of the Company's currently issued and outstanding share capital.

File No 82-4767

eStation.com Inc.

Consolidated Statements of Earnings and Retained Earnings
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Revenue	1,208,783	$ -	$ 3,270,490	$ -
Cost of revenue	1,497,060	-	4,409,984	-
	(288,277)	-	(1,139,494)	-
Expenses				
Fees and development costs	-	238,000	-	619,310
General and administrative	690,761	360,550	2,242,127	1,731,022
Investor relations and shareholder expense	30,275	22,079	176,552	209,261
	721,036	620,629	2,418,679	2,559,593
Income (loss) before the undernoted	(1,009,313)	(620,629)	(3,558,173)	(2,559,593)
Interest expense	191,826	6,059	659,653	22,151
Interest income	(48,779)	(3,582)	(172,623)	(5,675)
Loss before one time charges, depreciation and goodwill amortizatio	(1,152,360)	(623,106)	(4,045,203)	(2,576,069)
One time charges				
Employee settlements	75,000	-	420,515	-
Write-off of accounts receivable	-	-	350,000	-
Tax obligation payment	125,000	-	125,000	-
GST tax credit	(63,149)	-	(63,149)	-
	136,851	-	832,366	-
Loss for the period before depreciation and goodwill amortization	(1,289,211)	(623,106)	(4,877,569)	(2,576,069)
Depreciation and amortization	480,942	37,573	1,438,804	112,788
Goodwill amortization	758,000	-	2,274,000	-
Loss for the period	(2,528,153)	(660,679)	(8,590,373)	(2,688,857)
Preferred dividend	-	-	61,959	-
Deficit, beginning of period	(20,435,354)	(7,848,000)	(14,311,175)	(5,819,822)
Deficit, end of period	$ (22,963,507)	$ (8,508,679)	$ (22,963,507)	$ (8,508,679)
Loss per common share	$ (0.03)	$ (0.02)	$ (0.12)	$ (0.10)
Weighted average number of shares outstanding	75,062,276	26,612,056	73,912,695	25,676,157

eStation.com Inc.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30		Nine months ended September 30	
Cash provided by (used in):	2001	2000	2001	2000
Operating Activities				
Net loss for the period	$ (2,528,154)	$ (660,679)	$ (8,590,373)	$ (2,688,857)
Add item not affecting cash:				
Non-cash expenses	49,250	(48,359)	1,167,337	128,202
Depreciation and amortization	1,238,943	37,573	3,712,804	112,788
	(1,239,961)	(671,465)	(3,710,232)	(2,447,867)
Net change in other working capital items excluding cash	880,500	(635,978)	1,618,015	(404,814)
	(359,461)	(1,307,443)	(2,092,217)	(2,852,681)
Investing activities				
Decrease or (increase) in term deposits	(46,123)	(1,999)	250,193	(248,922)
Acquisition of capital assets	(26,824)	(4,299)	(633,209)	(44,326)
	(72,947)	(6,298)	(383,016)	(293,248)
Financing activities				
Convertible debenture	-	1,040,000	-	1,040,000
Shares issued for cash	-	-	3,000,000	1,900,000
Conversion of options	-	248,688	-	248,688
Share issue costs	(290)	-	(914,572)	(71,300)
Repurchase of shares	-	-	(160,000)	-
Preferred dividend	-	-	(61,959)	-
Repayment of long-term debt	-	-	-	(90,000)
Repayment of capital leases	-	(2,818)	(757,310)	(25,840)
Increase in capital lease obligation	175,593	-	-	-
	175,303	1,285,870	1,106,159	3,001,548
Increase (decrease) in cash during the period	(257,105)	(27,871)	(1,369,074)	(144,381)
Cash, beginning of the period	349,705	139,898	1,461,674	256,408
Cash, end of the period	$ 92,600	$ 112,027	$ 92,600	$ 112,027
Supplementary information:				
Interest paid	$ 8,856	$ 1,510	$ 74,296	$ 10,954
Interest received	1,935	1,999	175,488	4,092

eStation.com Inc.

Consolidated Balance Sheets
(unaudited)

	September 30 2001	December 31 2000
Assets		
Current assets:		
Cash	$ 92,600	$ 1,461,674
Term Deposits	114,492	364,685
Accounts receivable	340,425	729,085
Prepaid expenses	129,478	111,624
	676,995	2,667,068
Term deposits	3,900,000	4,700,000
Capital assets	8,559,317	8,907,999
Intangible assets	12,268,157	14,542,157
	$ 25,404,469	$ 30,817,224
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,315,765	$ 2,976,262
Shareholder loans payable (Note 3)	-	69,335
Current portion of obligations under capital leases	3,167,788	2,439,393
	5,483,553	5,484,990
Obligations under capital leases	5,287,464	6,316,257
Shareholders' equity (deficiency)		
Subscription receipts (Note 2)	3,925,843	-
Share capital	32,987,228	33,327,152
Contributed surplus	683,888	-
Deficit	(22,963,507)	(14,311,175)
	14,633,452	19,015,977
	$ 25,404,469	$ 30,817,224

Notes to Consolidated Financial Statements

1. The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended December 31, 2000. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2000. When necessary, the financial statements included amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2. The Company has entered into a new 3 year contract with its current President. The contract provided for a signing bonus of $125,000 and a loan of a further $125,000, both of which were completed in the 2nd quarter. In addition, the Company has made a payment of $125.000 to cover a tax payment obligation of the Company as outlined in the contract.

3. eStation Network Services, Inc. ("eStation" or the "Company") completed a private placement (the "Private Placement") on November 29, 2001 for total gross proceeds of $1,000,000, and a debt restructuring agreement (the "IBM Agreement") with IBM Canada Inc. ("IBM") with regard to its lease financing that includes a lump sum payment by eStation to pay down outstanding obligations and principal, reduced monthly payments of the Company over a 42 month period and the funding of an additional $500,000 of computer equipment and ABM services by IBM.
The Private Placement is for 33,333,333 subscription receipts ("Subscription Receipts") exercisable to acquire, at the holder's option and for no additional consideration, 1 unit (a "Unit") comprising of either (i) 1 fully paid and non-assessable common share and 1 common share purchase warrant of the Company, or (ii) 1 fully paid and non-assessable series C convertible preferred share (a "Series C Preferred Share") and 1 series C convertible preferred purchase warrant (a "Series C Preferred Share Warrant") of the Company, subject to certain adjustment in certain events, in respect of each Subscription Receipt held. eStation has agreed to grant the holder registration rights whereby the Company will be obligated to file, at the holder's request, with applicable Canadian securities regulators a prospectus qualifying the distribution of the Subscription Receipts and all underlying securities issuable upon the exercise of the Subscription Receipts. In addition, if a final receipt is not issued for a prospectus pursuant to the
registration rights on or prior to 90 days after the exercise of the registration request, each Subscription Receipt will entitle its holder to acquire 1.1 Units, except that the registration request may not be made until 50 days after the closing date of the Private Placement. The purchase price for each Subscription Receipt will be $0.03. Each common share purchase warrant shall entitle the holder to acquire one common share at an exercise price of $.04 for a period of two years from the closing date of the Private Placement. Each Series C Preferred Share Warrant shall entitle the holder to acquire one Series C Preferred Share at an exercise price of $.04 for a period of two years from the closing date of the Private Placement. The Series C Preferred Shares shall have substantially the same rights and privileges as the 7.5% series B convertible preferred shares offered for sale by the Company pursuant to an April 2001 private placement. The Company has obtained the consent of the required majority of the holders of the previously issued and outstanding Subscription Receipts in respect of this financing.

Currently, the Company has 75,265,210 issued and outstanding common shares, 34,656,750 issued and outstanding Subscription Receipts convertible into Series B Preferred Shares or common shares, and 20,803,403 common share purchase warrants and options comprising 130,725,363 fully diluted common shares.

Each Series C Preferred Share will be convertible at the option of the holder, at any time on or prior to the date which is three years from the date of issuance of the Series C Preferred Shares (the "Maturity Date"), into one eStation common share for the first two years and 0.91 eStation common shares in the third and final year. Each Series C Preferred Share will have a right to an annual dividend equal to 7.5% of the issue price which will be payable semi-annually. eStation will have the option of satisfying any dividend payment on the Series C Preferred Shares by way of a cash payment or by the issuance of additional Series C Preferred Shares at a price equal to 95% of the weighted average trading price of the eStation common shares for the 20-day trading period ending five trading days prior to any dividend payment date. The Series C Preferred Shares will mature on the Maturity Date, at which time eStation will be required to redeem the shares for cash at the redemption price or, at a holder's option but subject to the receipt of all regulatory approvals, to issue freely tradable eStation common shares on the convers terms set out above.

The Private Placement will have one subscriber which is a Labour Sponsored Investment Fund. The sole holder of the Subscription Receipts will also have the right to appoint two of seven directors to the Board of Directors of eStation.

Under the IBM Agreement, the Company will apply letters of credit in favour of IBM to pay outstanding obligations and reduce the principal of its IBM capital leases to $4,947,901.27 which will be amortized over 42 months. The IBM Agreement includes new funding of $500,000 for computer equipment and ABM services, half of which the Company may draw down at any time with the remaining $250,000 available after March 31, 2002. The IBM Agreement also includes, among other things, a right of first refusal in favour of IBM to match any bona fide offer to lease and supply ATMs to the Company, a right of first refusal in favour of IBM to provide transaction financing and advertising outsourcing to the Company for a period of 36 months, and a requirement that Kim Oishi and Peter Edwards remain employees of the Company for a minimum of 6 months or that management satisfactory to IBM be in place if either Kim Oishi or Peter Edwards ceases to be an employee after the 6 month period.

The company understands that the Canadian Venture Exchange will require that the Company send out a notice, as soon as practically possible pursuant to applicable laws, for a special meeting of shareholders to consider a consolidation of at lease 4:1 of the Company's currently issued and outstanding share capital.

File No 82-4767

eStation.com Inc.

Consolidated Statements of Earnings and Retained Earnings
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2001	2000	2001	2000
Revenue	$ 1,144,609	$ -	$ 2,061,707	$ -
Cost of revenue	1,464,571	-	2,912,925	-
	(319,962)	-	(851,218)	-
Expenses				
Fees and development costs	-	213,988	-	381,310
General and administrative	1,336,917	765,518	2,246,881	1,378,198
Investor relations and shareholder expense	142,388	(245,317)	146,277	187,182
	1,479,305	734,189	2,393,158	1,946,690
Income (loss) before the undernoted	(1,799,267)	(734,189)	(3,244,376)	(1,946,690)
Depreciation and amortization	498,864	38,288	957,861	75,215
Interest expense	239,330	5,201	467,828	8,366
Interest income	(57,897)	(1,923)	(123,845)	(2,093)
Loss for the period before goodwill amortizatior	(2,479,564)	(775,755)	(4,546,220)	(2,028,178)
Goodwill amortization	758,000	-	1,516,000	-
Loss for the period	(3,237,564)	(775,755)	(6,062,220)	(2,028,178)
Preferred dividend declared	61,959	-	61,959	-
Deficit, beginning of period	(17,135,831)	(7,072,245)	(14,311,175)	(5,819,822)
Deficit, end of period	$ (20,435,354)	$ (7,848,000)	$ (20,435,354)	$ (7,848,000)
Loss per common share	$ (0.04)	$ (0.03)	$ (0.08)	$ (0.08)
Weighted average number of shares outstanding	74,203,545	25,644,971	73,328,378	25,200,981

eStation.com Inc.

Consolidated Balance Sheets
(unaudited)

	June 30 2001	December 31 2000
Assets		
Current assets:		
Cash	$ 349,705	$ 1,461,674
Term Deposits	68,369	364,685
Accounts receivable	872,405	729,085
Prepaid expenses	186,282	111,624
	1,476,761	2,667,068
Term deposits	3,900,000	4,700,000
Capital assets	9,013,436	8,907,999
Intangible assets	13,026,157	14,542,157
	$ 27,416,354	$ 30,817,224
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,067,040	$ 2,976,262
Shareholder loans payable (Note 3)	69,335	69,335
Current portion of obligations under capital leases	2,471,785	2,439,393
	4,608,160	5,484,990
Obligations under capital leases	5,807,874	6,316,257
Subscription receipts (Note 2)	3,925,843	-
Shareholders' equity (deficiency)		
Share capital	33,509,831	33,327,152
Deficit	(20,435,354)	(14,311,175)
	13,074,477	19,015,977
	$ 27,416,354	$ 30,817,224

eStation.com Inc.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30		Six months ended June 30	
Cash provided by (used in):	2001	2000	2001	2000
Operating Activities				
Net loss for the period	$ (3,237,564)	$ (775,755)	$ (6,062,220)	$ (2,028,178)
Add item not affecting cash:				
Non-cash expenses	585,332	(347,045)	1,118,087	176,561
Depreciation and amortization	1,256,864	38,288	2,473,861	75,215
	(1,395,368)	(1,084,512)	(2,470,272)	(1,776,402)
Net change in other working capital items excluding cash	785,837	46,678	737,516	231,164
	(609,531)	(1,037,834)	(1,732,756)	(1,545,238)
Investing activities				
Purchase of letter of credit	-	(1,923)	-	(246,923)
Redemption of letter of credit	296,316	-	296,316	-
Acquisition of capital assets	(393,900)	(7,309)	(606,385)	(40,027)
	(97,584)	(9,232)	(310,069)	(286,950)
Financing activities				
Shares issued for cash	3,000,000	-	3,000,000	1,900,000
Share issue costs	(914,282)	(836)	(914,282)	(71,300)
Repurchase of shares	(160,000)	-	(160,000)	-
Dividend declared	(61,959)	-	(61,959)	-
Repayment of long-term debt	-	-	-	(90,000)
Repayment of capital leases	(882,189)	(4,683)	(932,903)	(23,022)
	981,570	(5,519)	930,856	1,715,678
Increase (decrease) in cash during the period	274,455	(1,052,585)	(1,111,969)	(116,510)
Cash, beginning of the period	75,250	1,192,483	1,461,674	256,408
Cash, end of the period	$ 349,705	$ 139,898	$ 349,705	$ 139,898
Supplementary information:				
Interest paid	$ 47,174	$ 732	$ 65,440	$ 1,722
Interest received	170,021	1,923	173,553	2,093

Notes to Consolidated Financial Statements

1. The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended December 31, 2000. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2000. When necessary, the financial statements included amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2. eStation.com Inc. (the "Corporation" or "eStation") completed a private placement financing of $3.0 million subscription receipts of the Corporation ("Subscription Receipts") on April 30, 2001. Contemporaneously with the closing of this private placement financing, the Corporation settled approximately $1.8 million of debt with certain arm's length trade creditors of the Corporation (as to approximately $1.5 million) and consultants and employees of the Corporation for past fees and wages (as to $300,000) by issuing approximately $1.8 million Subscription Receipts.

Each Subscription Receipt was issued at a price of $0.15 and entitles the holder to acquire at no extra cost, at the holder's option, either one 7.5% Series B convertible special share ("Series B Convertible Special Share") of the Corporation or one common share ("Common Share") of the Corporation.

eStation has agreed to file with applicable Canadian securities regulators a prospectus qualifying the distribution of the Series B Convertible Special Shares issuable upon the exercise of the Subscription Receipts. If a final receipt is not issued for the prospectus on or prior to July 26, 2001, each Subscription Receipt entitles its holder to acquire, at the holder's option, either 1.1 Series B Convertible Special Shares or 1.1 Common Shares. This deadline was not met and the penalty Series B Convertible Special Shares have been issued.

In connection with the provision of its services as agent, Canaccord Capital Corporation ("Canaccord") was paid by eStation a fee equal to 7% of the $2.0 million of the private placement offering Canaccord brokered, which was paid as to 50% in cash and 50% in Subscription Receipts. Canaccord was also issued broker warrants totalling 10% of the number of Subscription Receipts subscribed for by purchasers brokered by Canaccord. Each broker warrant entitles Canaccord to purchase either one Subscription Receipt or one Series B Convertible Special Share, in each case, at an exercise price of $0.15 on or before April 27, 2003.

The lead subscriber of the private placement offering, which subscribed for $1.0 million Subscription Receipts and 666,666 Series B Special Share warrants of the Corporation, was paid by eStation a cash fee equal to 7% of its $1.0 million subscription. Each Series B Special Share warrant for which the lead subscriber subscribed entitles the lead subscriber to purchase, at the holder's option, either one Subscription Receipt or one Series B Convertible Special Share, in each case, at a price of $0.15 on or before April 27, 2003.

The Series B Convertible Special Shares will be convertible at the option of the holder at any time on or prior to December 31, 2003 into an equal number of eStation common shares. Each Series B Convertible Special Share will have a right to an annual dividend equal to 7.5% of the issue price which will be payable semi-annually. eStation will have the option of satisfying any dividend payment on the Series B Convertible Special Shares by way of a cash payment or by the issuance of additional free-trading Series B Convertible Special Shares at a price determined based on a formula using 95% of the weighted average trading price of the eStation common shares for the 20 day trading period ending five trading days prior to any dividend payment date. The Series B Convertible Special Shares will mature on December 31, 2003 at which time eStation will be required to redeem the shares for cash at the redemption price or, at a holder's option but subject to the receipt of all regulatory approvals, to issue freely tradeable eStation common shares at a price equal to 95% of the weighted average trading price of the

So long as any Subscription Receipts are outstanding, the rights of the holders of the Subscription Receipts will be guaranteed by eStation and the guarantee will be secured on all of the assets and undertakings of eStation and its material subsidiaries. Although the attributes of the Subscription Receipts are similar to those of the Series B Convertible Special Shares, the Subscription Receipts do carry additional attributes which are set out in the governing trust indenture.

3. eStation ended an ongoing lawsuit with a former employee of the company. The settlement included an issuance of eStation common shares totalling 350,000 at a price equal to $0.20 per share and a cash payment of $150,000. The shares and a portion of the cash payment were delivered in August of 2001 with other specific conditions to be met at a later date.

4. The company has entered into a new 3 year contract with its current President. The contract provided for a signing bonus of $125,000 and a loan of a further $125,000, both of which were completed in the 2nd quarter. The company has made appropriate reserves for the loan.

File no. 82-4167

eStation.com Inc.

Consolidated Statements of Earnings and Retained Earnings (unaudited)

	Three months ended June 30		Six months ended June 30	
	2001	2000	2001	2000
Revenue	$ 1,144,609	$ -	$ 2,061,707	$ -
Cost of revenue	1,464,571	-	2,912,925	-
	(319,962)	-	(851,218)	-
Expenses				
Fees and development costs	-	213,988	-	381,310
General and administrative	1,336,917	765,518	2,246,881	1,378,198
Investor relations and shareholder expense	142,388	(245,317)	146,277	187,182
	1,479,305	734,189	2,393,158	1,946,690
Income (loss) before the undernoted	(1,799,267)	(734,189)	(3,244,376)	(1,946,690)
Depreciation and amortization	498,864	38,288	957,861	75,215
Interest expense	239,330	5,201	467,828	8,366
Interest income	(57,897)	(1,923)	(123,845)	(2,093)
Loss for the period before goodwill amortizatior	(2,479,564)	(775,755)	(4,546,220)	(2,028,178)
Goodwill amortization	758,000	-	1,516,000	-
Loss for the period	(3,237,564)	(775,755)	(6,062,220)	(2,028,178)
Preferred dividend declared	61,959	-	61,959	-
Deficit, beginning of period	(17,135,831)	(7,072,245)	(14,311,175)	(5,819,822)
Deficit, end of period	$ (20,435,354)	$ (7,848,000)	$ (20,435,354)	$ (7,848,000)
Loss per common share	$ (0.04)	$ (0.03)	$ (0.08)	$ (0.08)
Weighted average number of shares outstanding	74,203,545	25,644,971	73,328,378	25,200,981

eStation.com Inc.

Consolidated Balance Sheets
(unaudited)

	June 30 2001	December 31 2000
Assets		
Current assets:		
Cash	$ 349,705	$ 1,461,674
Term Deposits	68,369	364,685
Accounts receivable	872,405	729,085
Prepaid expenses	186,282	111,624
	1,476,761	2,667,068
Term deposits	3,900,000	4,700,000
Capital assets	9,013,436	8,907,999
Intangible assets	13,026,157	14,542,157
	$ 27,416,354	$ 30,817,224
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,067,040	$ 2,976,262
Shareholder loans payable (Note 3)	69,335	69,335
Current portion of obligations under capital leases	2,471,785	2,439,393
	4,608,160	5,484,990
Obligations under capital leases	5,807,874	6,316,257
Subscription receipts (Note 2)	3,925,843	-
Shareholders' equity (deficiency)		
Share capital	33,509,831	33,327,152
Deficit	(20,435,354)	(14,311,175)
	13,074,477	19,015,977
	$ 27,416,354	$ 30,817,224

eStation.com Inc.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30		Six months ended June 30	
Cash provided by (used in):	2001	2000	2001	2000
Operating Activities				
Net loss for the period	$ (3,237,564)	$ (775,755)	$ (6,062,220)	$ (2,028,178)
Add item not affecting cash:				
Non-cash expenses	585,332	(347,045)	1,118,087	176,561
Depreciation and amortization	1,256,864	38,288	2,473,861	75,215
	(1,395,368)	(1,084,512)	(2,470,272)	(1,776,402)
Net change in other working capital items excluding cash	785,837	46,678	737,516	231,164
	(609,531)	(1,037,834)	(1,732,756)	(1,545,238)
Investing activities				
Purchase of letter of credit	-	(1,923)	-	(246,923)
Redemption of letter of credit	296,316	-	296,316	-
Acquisition of capital assets	(393,900)	(7,309)	(606,385)	(40,027)
	(97,584)	(9,232)	(310,069)	(286,950)
Financing activities				
Shares issued for cash	3,000,000	-	3,000,000	1,900,000
Share issue costs	(914,282)	(836)	(914,282)	(71,300)
Repurchase of shares	(160,000)	-	(160,000)	-
Dividend declared	(61,959)	-	(61,959)	-
Repayment of long-term debt	-	-	-	(90,000)
Repayment of capital leases	(882,189)	(4,683)	(932,903)	(23,022)
	981,570	(5,519)	930,856	1,715,678
Increase (decrease) in cash during the period	274,455	(1,052,585)	(1,111,969)	(116,510)
Cash, beginning of the period	75,250	1,192,483	1,461,674	256,408
Cash, end of the period	$ 349,705	$ 139,898	$ 349,705	$ 139,898
Supplementary information:				
Interest paid	$ 47,174	$ 732	$ 65,440	$ 1,722
Interest received	170,021	1,923	173,553	2,093

Notes to Consolidated Financial Statements

1. The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended December 31, 2000. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2000. When necessary, the financial statements included amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2. eStation.com Inc. (the "Corporation" or "eStation") completed a private placement financing of $3.0 million subscription receipts of the Corporation ("Subscription Receipts") on April 30, 2001. Contemporaneously with the closing of this private placement financing, the Corporation settled approximately $1.8 million of debt with certain arm's length trade creditors of the Corporation (as to approximately $1.5 million) and consultants and employees of the Corporation for past fees and wages (as to $300,000) by issuing approximately $1.8 million Subscription Receipts.

Each Subscription Receipt was issued at a price of $0.15 and entitles the holder to acquire at no extra cost, at the holder's option, either one 7.5% Series B convertible special share ("Series B Convertible Special Share") of the Corporation or one common share ("Common Share") of the Corporation.

eStation has agreed to file with applicable Canadian securities regulators a prospectus qualifying the distribution of the Series B Convertible Special Shares issuable upon the exercise of the Subscription Receipts. If a final receipt is not issued for the prospectus on or prior to July 26, 2001, each Subscription Receipt entitles its holder to acquire, at the holder's option, either 1.1 Series B Convertible Special Shares or 1.1 Common Shares. This deadline was not met and the penalty Series B Convertible Special Shares have been issued.

In connection with the provision of its services as agent, Canaccord Capital Corporation ("Canaccord") was paid by eStation a fee equal to 7% of the $2.0 million of the private placement offering Canaccord brokered, which was paid as to 50% in cash and 50% in Subscription Receipts. Canaccord was also issued broker warrants totalling 10% of the number of Subscription Receipts subscribed for by purchasers brokered by Canaccord. Each broker warrant entitles Canaccord to purchase either one Subscription Receipt or one Series B Convertible Special Share, in each case, at an exercise price of $0.15 on or before April 27, 2003.

The lead subscriber of the private placement offering, which subscribed for $1.0 million Subscription Receipts and 666,666 Series B Special Share warrants of the Corporation, was paid by eStation a cash fee equal to 7% of its $1.0 million subscription. Each Series B Special Share warrant for which the lead subscriber subscribed entitles the lead subscriber to purchase, at the holder's option, either one Subscription Receipt or one Series B Convertible Special Share, in each case, at a price of $0.15 on or before April 27, 2003.

The Series B Convertible Special Shares will be convertible at the option of the holder at any time on or prior to December 31, 2003 into an equal number of eStation common shares. Each Series B Convertible Special Share will have a right to an annual dividend equal to 7.5% of the issue price which will be payable semi-annually. eStation will have the option of satisfying any dividend payment on the Series B Convertible Special Shares by way of a cash payment or by the issuance of additional free-trading Series B Convertible Special Shares at a price determined based on a formula using 95% of the weighted average trading price of the eStation common shares for the 20 day trading period ending five trading days prior to any dividend payment date. The Series B Convertible Special Shares will mature on December 31, 2003 at which time eStation will be required to redeem the shares for cash at the redemption price or, at a holder's option but subject to the receipt of all regulatory approvals, to issue freely tradeable eStation common shares at a price equal to 95% of the weighted average trading price of the

So long as any Subscription Receipts are outstanding, the rights of the holders of the Subscription Receipts will be guaranteed by eStation and the guarantee will be secured on all of the assets and undertakings of eStation and its material subsidiaries. Although the attributes of the Subscription Receipts are similar to those of the Series B Convertible Special Shares, the Subscription Receipts do carry additional attributes which are set out in the governing trust indenture.

3. eStation ended an ongoing lawsuit with a former employee of the company. The settlement included an issuance of eStation common shares totalling 350,000 at a price equal to $0.20 per share and a cash payment of $150,000. The shares and a portion of the cash payment were delivered in August of 2001 with other specific conditions to be met at a later date.

4. The company has entered into a new 3 year contract with its current President. The contract provided for a signing bonus of $125,000 and a loan of a further $125,000, both of which were completed in the 2nd quarter. The company has made appropriate reserves for the loan.

eStation Network Services, Inc.

NOTICE OF SPECIAL MEETING OF SECURITY HOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of the securityholders of eStation Network Services, Inc. (the "Corporation") will be held at The Toronto Mariott Eaton Centre at 525 Bay Street, Toronto, Ontario M5G 2L2 in the "Bay" room on Thursday, the 31st day of January, 2002 at the hour of 9:00 am, Toronto time, for the following purposes:

(a) to consider and if deemed advisable, to pass with or without variation, a special resolution, substantially in the form of the resolution in the circular dated December 28, 2001 (the "Circular"), authorizing an amendment to the Articles of the Corporation to delete the series A convertible special shares (the "Series A Shares") from the authorized capital of the Corporation upon the conversion of all issued and outstanding Series A Shares into common shares of the Corporation ("Common Shares") either: (i) at the option of the holder; or (ii) automatically after the Corporation gives notice to the holders of the Series A Shares that the Series A Shares issued on October 17, 2000 to subscribers resident in the Province of British Columbia and the Common Shares into which such Series A Shares may be exchanged are no longer subject to statutory resale restrictions under applicable securities legislation in the Province of British Columbia;

(b) to consider and if deemed advisable, to pass with or without variation, a special resolution, substantially in the form of the resolution in the Circular, authorizing an amendment to the Articles of the Corporation to consolidate the number of currently issued and outstanding Common Shares on a 5:1 basis by changing every five (5) issued and outstanding Common Shares currently outstanding into one (1) Common Share, and in the event any Series A Shares remain issued and outstanding, to consolidate the number of currently issued and outstanding Series A Shares on a 5:1 basis by changing every five (5) issued and outstanding Series A Shares into one (1) Series A Share;

(c) to consider and if deemed advisable, to pass with or without variation, a resolution, substantially in the form of the resolution in the Circular, to approve an amendment to the stock option plan of the Corporation (the "Option Plan") by increasing the maximum number of Common Shares reserved for issuance upon exercise of options under the Option Plan from 10% of the number of issued and outstanding shares of the Corporation as at the date of the last shareholders' meeting on June 29, 2001 (equal to 10,725,265) to up to 15% of the number of issued and outstanding shares of the Corporation, on a fully-diluted basis as at the date of the Meeting (not to exceed 30,958,818 on a pre-consolidation basis or 6,191,763 shares on a post-consolidation basis);

(d) to consider and if deemed advisable, to pass with or without variation, a resolution, substantially in the form of the resolution in the Circular, to approve the granting of consultant options to Continua Capital Inc. ("Continua") pursuant to an advisory agreement dated October 16, 2001 between Continua and the Corporation as consideration for general advisory and consulting services performed and provided by Continua;

(e) to consider and if deemed advisable, to pass with or without variation, a resolution, substantially in the form of the resolution in the Circular, to approve certain private placements of the Corporation; and

(f) to transact such other business as may properly come before the Meeting or any adjournment thereof, all as described in the information circular accompanying this Notice of Meeting.

Securityholders who are unable to attend the Meeting in person are requested to date and sign the enclosed forms of proxy so that as large a representation as possible may be had at the meeting. If you plan to be present personally at the Meeting, you are requested to bring the enclosed forms of proxy for identification purposes.

All instruments appointing proxies to be used at the Meeting must be deposited with the Corporation or with the Corporation's transfer agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3 by no later than 10 o'clock in the morning, Toronto time on the 29th day of January 2002. The record date for the determination of those securityholders entitled to receive the Notice of Meeting and to vote at the Meeting is the close of business on December 27, 2001.

Dated at Toronto, Ontario this 28th day of December 2001.

BY ORDER OF THE BOARD

Kim Oishi
Chairman & CEO

eStation Network Services, Inc.
36 Toronto Street, Suite 530, Toronto, Ontario M5C 2C5

eStation Network Services, Inc.

MANAGEMENT

INFORMATION

CIRCULAR

December 28th, 2001.

persons or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to all classes of voting securities of the Corporation, except for New Millennium Internet Ventures Fund Inc. ("New Millennium"), which owns 33,333,333 Subscription Receipts representing 16.15% of the issued and outstanding share capital of the Corporation on a fully-diluted basis, each Subscription Receipt being exercisable for no additional consideration to acquire, at New Millennium's option, one unit comprised of either (i) one fully paid and non-assessable Common Share and one Common Share purchase warrant of the Corporation or (ii) one fully paid and non-assessable series C convertible special share and one series C convertible special share purchase warrant of the Corporation, at any time until November 23, 2004.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Corporation at any time since the beginning of its last completed financial year, or any associate of any such director or officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this information circular. Furthermore, no insider of the Corporation, proposed nominee for election as a director of the Corporation or any associate or affiliate of any insider or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation's last financial year or in any proposed transaction to be entered into by the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

Report on Executive Compensation

In the fiscal year ended December 31, 2000, the Board fulfilled the role of the Compensation Committee. During the 2000 fiscal year, it was the responsibility of the Board to determine the level of compensation in respect of the Corporation's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from growth of revenue, increased cash flow and the development of the Corporation's products.

Compensation for executive officers is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives. As a result of the Corporation's limited cash resources in 2000, the Board determined that the salaries of certain senior officers would be paid by the issuance of common shares rather than cash and that stock option grants form a large component for such officers relative to annual salaries and performance bonuses.

In establishing the levels of base salary, the award of stock options and performance bonuses the Board takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

Submitted by: Kim Oishi
Peter J. Edwards

Compensation Summary

For the purpose of disclosure herein of executive officers' and directors' compensation, the following table, presented in accordance with the regulation made under the *Securities Act* (Ontario), sets forth all annual and long-term compensation for services in all capacities to the Corporation in respect of each of the individuals who were Chief Executive Officers and/or their equivalent and any Executive Officers who were paid in excess of $100,000 per year (collectively the "Named Executive Officers") for the most recently completed fiscal year.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation[3] ($)	Securities Under Option (#)	
J. Duncan Cleworth[1] President and Chief Executive Officer	2000 1999 1998	$116,640 $144,000 $96,000	0 0 0	$6,400 $9,600 0	400,000 2,000,000[4] 0	0 0 0
J.P. Solmes Chief Executive Officer	2000	$42,000	0	0	3,518,750[2]	0

Compensation of Directors and Officers

Each director and officer of the Corporation is entitled to receive the sum of $100 for each meeting of the Board or securityholders attended. During the fiscal year ended December 31, 2000, directors or officers of the Corporation were not paid any amount with respect to such meetings; however, stock options were granted to directors, allowing the Corporation to attract and retain directors whose past experience and talents would significantly benefit the Corporation and to encourage the directors to acquire a meaningful equity ownership interest in the Corporation, over a period of time reinforcing their attention on the long-term interest of the Corporation and its securityholders.

For the most recently completed financial year ended December 31, 2000, no Options were exercised. In addition the Corporation has no long-term incentive plans in place.

---

(1) Mr. Cleworth resigned as an officer, director and employee of the Corporation on August 24, 2000. Under his employment agreement with the Corporation, Mr. Cleworth had an employment term of five years expiring on January 1 2004 and was entitled to a salary of $144,000 per annum. Upon his resignation, the Corporation agreed to pay Mr. Cleworth $12,000 in cash and $4,000 per month for twelve months together with 150,000 Common Shares. Mr. Cleworth was also granted 400,000 options at $0.60 each.

(2) 1,618,750 options granted at $0.60 vesting immediately
1,500,000 options granted at $0.60 vesting immediately
400,000 options granted at $0.49 vesting immediately

(3) Other annual compensation relates to car allowances/travel expenses

(4) Options granted at $0.75, 1,000,000 vesting if the share price has not been less than $0.25 bid for not less than 45 consecutive days and a further 1,000,000 vesting if the share price has not been less than $0.50 bid for not less than 45 consecutive days. These expire December 31, 2002.

Options Grants During the Most Recently Completed Financial Year

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
J. Duncan Cleworth	400,000	4.76	0.60	0.60	08/24,2004
Kim Oishi (3)	3,018,750	35.9	(1)	(1)	(1)
J.P. Solmes	3,518,750	41.9	(2)	(2)	(2)
Gen. Lewis MacKenzie	400,000	4.7	0.60	0.60	08/ 24, 2004
Jeffrey Lyons	4,000,000	4.7	0.60	0.60	08/ 24, 2004
Paul Godfrey	1,000,000	11.9	0.60	0.60	08/ 24, 2004
Robert Grant	400,000	4.7	0.60	0.60	10/ 17, 2004
Peter Edwards	750,000	8.9	0.49	0.49	10/ 17, 2004

In addition the Corporation has no long-term incentive plans in place.

---

(1) 2,618,750 options granted at $0.60 expiring August 24, 2004, 400,000 options granted at $0.49 expiring September 9, 2004

(2) 3,118,750 options granted at $0.60 expiring August 24, 2004, 400,000 options granted at $0.49 expiring September 9, 2004

(3) Mr. Oishi is also a shareholder in Kim Oishi & Associates Ltd. which owns 24,611 common shares, 3,787,333 subscription receipts and 82,539 warrants exercisable until October 17, 2002 at $1.00



Aggregated Option Exercises by Officers and Directors During the Fiscal Year Ended December 31, 2000 and Fiscal Year-End Option Values

Name	Securities acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2000 (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options at December 31, 2000 ($) (1) Exercisable/Unexercisable
J. Duncan Cleworth	500,000	nil	400,000	nil/240,000
J.P. Solmes	1,500,000	906,000 (1)	2,018,750	nil/1,167,250

(1) Secured by promissory note.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance with Great American Insurance Co. and ACE INA Insurance Co. for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Corporation in respect of such insurance is $107,989 and the total amount of insurance purchased for the directors and officers as a group is $20,000,000 The directors and officers are not required to pay any premium in respect of the insurance. The Corporation is liable to the extent of $25,000 per claim under the deductibility provisions of the policy for employment practices claims and $75,000 per claim under the deductibility provisions of the policy for those claims relating to securities matters.

SPECIAL BUSINESS

Amendment to Articles – Deletion of Series A Convertible Special Shares

In connection with the Corporation's acquisition of E-Cash Services ("E-Cash"), which was completed on October 17, 2000 (the "Acquisition"), the Articles of the Corporation were amended on October 16, 2000 by creating and authorizing the issuance of an unlimited number of Series A Shares. The Corporation issued a total of 38,011,046 Series A Shares to the former securityholders of E-Cash. The rights, privileges and conditions attaching to the Series A Shares are nearly identical to the rights of holders of the Common Shares. The principal difference between the Series A Shares and the Common Shares is that the Series A Shares are exchangeable at the option of the holder at any time into an equal number of Common Shares.

The rights, privileges, restrictions and conditions attached to the Series A Shares prevent the amendment of the Series A Shares provisions or the issuance of any shares of the Corporation

(except Series A Shares, Common Shares, and any other shares not ranking superior to the Series A Shares) so long as any of the Series A Shares are outstanding unless the holders of the Series A Shares approve such amendment or issuance.

For those holders of Series A Shares resident in the Province of British Columbia who are not "control" persons and received their Series A Shares in connection with the Acquisition, the resale of such shares (as well as the resale of any Common Shares obtained upon the exchange of their Series A Shares) were subject to certain statutory resale restrictions until the earlier of October 17, 2001 and such time as the Corporation files with and is issued by the British Columbia Securities Commission (the "BCSC") a receipt for a (final) prospectus (the "Prospectus") qualifying the issuance to such holders of the Common Shares issuable upon the exchange of their Series A Shares. Immediately after a receipt for the Prospectus is issued by the BCSC, each Series A Share shall be converted automatically, in accordance with the terms and conditions of the Series A Shares, into one Common Share. As a result, no Series A Shares will be outstanding immediately after a receipt is issued by the BCSC for the Prospectus.

Securityholders are being asked to consider and, if they deem it to be appropriate, to pass a special resolution converting all issued and outstanding Series A Shares into Common Shares on a one for one basis immediately after the Corporation gives notice to the holders of the Series A Shares that the Series A Shares issued on October 17, 2000 to subscribers resident in the Province of British Columbia and the Common Shares into which such Series A Shares may be exchanged are no longer subject to statutory resale restrictions under applicable securities legislation in the Province of British Columbia, and deleting the Series A Shares as a series from the Articles of the Corporation once all Series A Shares have been automatically converted in accordance with the foregoing or have been converted at the option of the holder. In order to be adopted, the special resolution must be passed by the affirmative vote of at least 2/3 of the votes cast at the Meeting by holders of Common Shares, Series A Shares and Subscription Receipts, whether in person or by proxy, each voting separately as a class. The Board of Directors recommends that securityholders vote in favour of the special resolution to effect the deletion of the Series A Shares as a series in accordance with the foregoing. **Unless otherwise specified by the securityholders, the persons named in the enclosed forms of proxy intend to vote the Common Shares, Series A Shares and Subscription Receipts, each voting separately as a class, represented thereby in favour of the following resolution:**

"BE IT RESOLVED AS A SPECIAL RESOLUTION, WITH OR WITHOUT AMENDMENT THAT:

1. The Articles of the Corporation be amended by:

   i. automatically converting all issued and outstanding Series A Shares into Common Shares on a one for one basis immediately after the Corporation gives notice to the holders of the Series A Shares that the Series A Shares issued on October 17, 2000

to subscribers resident in the Province of British Columbia and the Common Shares into which such Series A Shares may be exchanged are no longer subject to statutory resale restrictions under applicable securities legislation in the Province of British Columbia; and

ii. upon the conversion of all issued and outstanding Series A Shares into Common Shares either: (i) at the option of the holder; or (ii) automatically in accordance with (i) above or in accordance with their terms, the Series A Shares shall be deleted from the Articles of the Corporation as a series; and

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such deeds, documents, instruments, and assurances and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolution."

Amendment to Articles - Share Consolidation

The Corporation completed a private placement (the "Private Placement") for 33,333,333 Subscription Receipts on November 29, 2001. Each subscription receipt is exercisable to acquire, at the holder's option and for no additional consideration, one unit (a "Unit") consisting of either (i) one fully paid and non-assessable Common Share and one Common Share purchase warrant of the Corporation, or (ii) one fully paid and non-assessable series C convertible preferred share (a "Series C Preferred Share") and one series C convertible preferred purchase warrant (a "Series C Preferred Share Warrant") of the Corporation, subject to certain adjustment in certain events, in respect of each Subscription Receipt held. The purchase price for each Subscription Receipt was $0.03 for gross proceeds of $1,000,000. Each Common Share purchase warrant entitles the holder to acquire one Common Share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. Each Series C Preferred Share Warrant entitles the holder to acquire one Series C Preferred Share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. The Series C Preferred Shares shall have substantially the same rights and privileges as the 7.5% series B convertible preferred shares offered for sale by the Corporation pursuant to an April 2001 subscription receipt private placement. The Corporation obtained the consent of the required majority of the holders of the previously issued and outstanding subscription receipts in respect of this Private Placement.

In connection with the Private Placement, Management of the Corporation has concluded that it is in the best interests of the Corporation to consolidate the number of currently issued and outstanding Common Shares on a 5:1 basis by changing every five (5) issued and outstanding Common Shares into one (1) Common Share (the "Share Consolidation") (and in the event any Series A Shares remain outstanding, to consolidate the number of issued and outstanding Series A Shares on the same 5:1 basis by changing every five (5) issued and outstanding Series A Shares into one (1) Series A Share)) for the following reasons:

1. The total number of issued Common Shares of the Corporation after giving effect to the proposed Share Consolidation will be reduced to approximately 15,053,060 Common Shares (41,278,422 on a fully-diluted basis) which Management considers to be a more manageable number for the purposes of future acquisitions and financings; and

2. Management understands that upon implementation of the Share Consolidation, the market price per Common Share will be adjusted and the new adjusted market price per Common Share will satisfy the Canadian Venture Exchange Inc.'s (the "CDNX") policy requirements in respect to minimum offering prices per share.

Accordingly, securityholders are being asked to consider and, if they deem it to be appropriate, to pass a special resolution authorizing an amendment to the Articles of the Corporation to effect the Share Consolidation. In order to be adopted, the special resolution must be passed by the affirmative vote of at least 2/3 of the votes cast at the Meeting by holders of Common Shares, Series A Shares and Subscription Receipts, whether in person or by proxy. The Board of Directors recommends that securityholders vote in favour of the special resolution authorizing the Share Consolidation. **Unless otherwise specified by the securityholders, the persons named in the enclosed forms of proxy intend to vote those securities represented thereby in favour of the following special resolution:**

"BE IT RESOLVED AS A SPECIAL RESOLUTION, WITH OR WITHOUT AMENDMENT THAT:

1. The Articles of the Corporation be amended by approving and adopting the Share Consolidation of the Corporation with the terms and conditions described in this information circular and proxy statements of the Corporation dated December 28, 2001;

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such deeds, documents, instruments, and assurances and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolution."

The Share Consolidation is subject to CDNX approval.

Amendment to Stock Option Plan

The Board of Directors of the Corporation has adopted a stock option plan (the "Option Plan") which was subsequently ratified by the securityholders of the Corporation on June 29, 2001. The purpose of the Option Plan is to advance the interests of the Corporation by encouraging equity participation in the Corporation by its directors, senior officers, employees and consultants through the acquisition of Common Shares and to attract highly qualified directors, senior officers, employees and consultants.

The aggregate number of Common Shares currently reserved for issuance under the Option Plan is equal to 10% of the number of issued and outstanding Common Shares as at the date of the last shareholders' meeting held on June 29, 2001 (equal to 10,725,265 Common Shares) provided that the Board of Directors of the Corporation has the right, from time to time, to increase such number subject to the regulatory approval and the approval of the securityholders of the Corporation. The maximum number of Common Shares which may be reserved for issuance to any one person under the Option Plan is 5% of the Common Shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any option to purchase Common Shares granted as a compensation or incentive mechanism.

The Board of Directors has proposed an amendment to the Option Plan to increase the maximum number of Common Shares issuable under the Option Plan. The Corporation proposes to increase the maximum number of Common Shares issuable under the Option Plan to up to 15% of the number of issued and outstanding Common Shares as at the date of the Meeting calculated on a fully-diluted basis (not to exceed 30,958,818 Common Shares (pre-consolidation) and 6,191,763 Common Shares (post-consolidation)) (the "Option Plan Amendment").

Accordingly, securityholders are being asked to consider and, if they deem it to be appropriate, to pass a resolution to approve the Option Plan Amendment. In order to be adopted, the resolution must be passed by the affirmative vote of at least 50% of the votes cast at the Meeting by holders of Common Shares, Series A Shares and Subscription Receipts, whether in person or by proxy. The Board of Directors recommends that securityholders vote in favour of the Option Plan Amendment. **Unless otherwise specified by the securityholders, the persons named in the enclosed forms of proxy intend to vote those securities represented thereby in favour of the following resolution:**

"BE IT RESOLVED AS A RESOLUTION, WITH OR WITHOUT AMENDMENT THAT:

1. The Corporation's share option plan (the "Option Plan") be amended to increase the number of Common Shares issuable thereunder from 10% of the number of issued and outstanding Common Shares as at June 29, 2001 representing 10,725,265 Common Shares to up to 15% of the number of issued and outstanding Common Shares as at the date of the Meeting calculated on a fully-diluted basis (not to exceed 30,958,818 Common Shares (pre-consolidation) and 6,191,763 Common Shares (post-consolidation); and

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such deeds, documents, instruments, and assurances and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolutions."

The Option Plan Amendment is subject to CDNX approval.

Continua Options

In addition, the Corporation has granted up to 7,833,333 options, each option exercisable into one Common Share, to Continua Investments Inc. ("Continua") pursuant to an advisory agreement dated October 16, 2001 between the Corporation and Continua as consideration for general advisory and consulting services performed and provided by Continua on an ongoing basis (the "Continua Options"). Under CDNX Policy 4.4, the maximum number of options that may be granted to a consultant of the Corporation must not exceed 2% of the issued and outstanding Common Shares immediately prior to the grant of such options. The Continua Options exceed this maximum.

Accordingly, security holders are being asked to consider and, if they deem it to be appropriate, to pass a resolution to ratify and approve the granting of the Continua Options. In order to be adopted, the resolution must be passed by the affirmative vote of at least 50% of the votes cast at the Meeting by holders of Common Shares, Series A Shares and Subscription Receipts, whether in person or by proxy. The Board of Directors recommends that securityholders vote in favour of the granting of the Continua Options. **Unless otherwise specified by the securityholders, the persons named in the enclosed forms of proxy intend to vote those securities represented thereby in favour of the following resolution:**

"BE IT RESOLVED AS A RESOLUTION, WITH OR WITHOUT AMENDMENT THAT:

1. The granting of the Continua Options by the Corporation is hereby ratified and approved; and

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such deeds, documents, instruments, and assurances and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolutions."

The granting of the Continua Options is subject to CDNX approval.

Approval of Private Placements

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year to raise funds for working capital and general corporate purposes and anticipates that some of those financings may be structured as private placements.

Pursuant to applicable rules of the CDNX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placements must not result in a "change of control" after giving effect to such private placements (the "Limit") unless there has been shareholder approval of such transactions. The application of the Limit may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

A "change of control" is defined in CDNX Policy 1.1 as:

(a) *Any one Person (corporation, incorporated association or organization, body corporate, partnership, trust, association, or individual) holding a sufficient number of voting securities of the issuer to affect materially the control of the issuer; or*

(b) *Any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding in total a sufficient number of voting securities of the issuer to affect materially the control of the issuer,*

and in the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting securities of the issuer will be deemed to materially affect the control of the issuer.

The CDNX may accept advance approval by securityholders in anticipation of private placements that may exceed the Limit, provided such private placements are completed within the 12 month period commencing on the date on which advance shareholder approval is obtained. The Corporation's issued and outstanding share capital is currently 75,265,300 Common Shares (pre-consolidation) and the Corporation proposes that the maximum number of shares which would be issued or made subject to issuance under one or more private placements in the 12 month period commencing on January 31, 2002 would not exceed 75,265,300 Common Shares (pre-consolidation) or 15,053,060 Common Shares (post-consolidation) in the aggregate, or 100% of the Corporation's issued and outstanding shares as at the date hereof.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it must be completed within a 12 month period following the date shareholder approval is given; and

(c) it must comply with the private placement rules of the CDNX.

In anticipation of the Corporation wishing to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the Limit, at the Meeting securityholders will be asked to consider and, if deemed advisable, adopt an ordinary resolution to approve the proposed private placements in the form set forth below, with or without amendment. In order to be adopted, the resolution must be passed by the affirmative vote of at least 50% of the votes cast at the Meeting by holders of Common Shares, Series A Shares and Subscription Receipts, whether in person or by proxy. The Board of Directors recommends that securityholders vote in favour of the proposed private placements. **Unless otherwise specified by the securityholders, the persons named in the enclosed forms of proxy intend to vote those securities represented thereby in favour of the following resolution:**

"BE IT RESOLVED AS A RESOLUTION, WITH OR WITHOUT AMENDMENT THAT:

1. The issuance by the Corporation in one or more private placement transactions during the 12-month period commencing on January 31, 2002 of such number of securities that would result in the Corporation issuing or making issuable up to 75,265,300 Common Shares (pre-consolidation) or 15,053,060 Common Shares (post-consolidation) in the aggregate as is more particularly described above in this information circular is hereby approved; and

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such deeds, documents, instruments, and assurances and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolutions."

This advance approval of private placement transactions by the Corporation is subject to CDNX approval.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at December 28, 2001 the Corporation had outstanding shareholder loans receivable in the aggregate amount of $906,000 which relate to amounts owing pursuant to various employment, management contracts and stock option agreements. The individual amounts net of any amounts owed to the Corporation as at December 28, 2001 are:

Name	**Amount**
J.P. Solmes	$906,000

VOTING BY NON-REGISTERED SECURITYHOLDERS

Only registered securityholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares, Series A Shares or Subscription Receipts owned by a person (a non-registered holder) are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the Common Shares, Series A Shares or Subscription Receipts (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education

savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of this information circular and the accompanying Notice of Meeting together with the forms of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of Common Shares, Series A Shares and Subscription Receipts.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment of Proxies"; or

(b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares, Series A Shares or Subscription Receipts they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other that as set forth in the Notice of Meeting. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING APPLICABLE PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING THE PROXY.

The undersigned hereby certifies that the contents of and the mailing of this information circular have been approved by the Directors of the Corporation.

Dated at Toronto, Ontario this 28th day of December, 2001.

Kim Oishi, Chairman and CEO

eStation Network Services, Inc.

Special Meeting of Securityholders

to be held January 31, 2002

FORM OF PROXY FOR COMMON SHAREHOLDERS SOLICITED BY MANAGEMENT

The undersigned securityholder of eStation Network Services, Inc. (hereinafter called the "Corporation") hereby nominates and appoints Kim Oishi, Chairman and Chief Executive Officer, or failing him, Peter J. Edwards, or failing either of them ________________________________, as proxy holder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the Special Meeting of Securityholders to be held on January 31, 2002 at 9:00 am (Toronto time) and at all adjournments thereof (the "Meeting"). The undersigned specifies that the common shares (the "Common Shares") in the capital of the Corporation registered in the name of the undersigned are to be voted in respect of the matters listed below, as follows:

1. **FOR** ☐ **or AGAINST** ☐ the resolution amending the Articles of the Corporation to delete the Series A Shares, voting separately as a class, from the authorized capital of the Corporation on the terms and conditions described in the information circular dated December 28, 2001 (the "Circular").

2. **FOR** ☐ **or AGAINST** ☐ the resolution authorizing an amendment to the Articles of the Corporation to consolidate the number of currently issued and outstanding Common Shares on a 5:1 basis by changing every five (5) issued and outstanding Common Shares currently outstanding into one (1) Common Share in the manner described in the Circular.

3. **FOR** ☐ **or AGAINST** ☐ the resolution approving the issuance pursuant to private placements of previously unissued shares of any class of shares of the Corporation during the ensuing year up to a maximum of 100% of the shares of any class currently outstanding, which number results in a "change of control" of the Corporation pursuant to applicable Canadian Venture Exchange policies on the terms and conditions described in the Circular.

4. **FOR** ☐ **or AGAINST** ☐ the resolution approving an amendment to the stock option plan of the Corporation (the "Option Plan") by increasing the maximum number of Common Shares reserved for issuance upon exercise of options under the Option Plan on the terms and conditions described in the Circular.

5. **FOR** ☐ **or AGAINST** ☐ the resolution ratifying and approving the granting of consultant options to Continua Investments Inc. on the terms and conditions described in the Circular.

The Common Shares represented by this proxy will be voted in accordance with the specification, if any, of the undersigned in respect of any ballot that may be called for at the Meeting or any adjournment thereof. **Where no choice is specified above, this proxy will be VOTED FOR each of the aforementioned matters.**

This proxy confers discretionary authority as to any amendments or variations proposed at the Meeting in respect of matters identified in the Notice of Special Meeting of Securityholders dated December 28, 2001 and as to any other matters that may properly come before the Meeting or any adjournment thereof. As of the date hereof, Management of the Corporation knows of no such amendment or other matters.

The undersigned hereby revokes all prior proxies given with respect to the Common Shares of the undersigned and authorizes the person voting this proxy to inform holders of any prior proxy of such revocation.

DATED this _____ day of January, 2002.

____
Signature of Securityholder

PLEASE SIGN YOUR NAME EXACTLY AS IT APPEARS ON YOUR SHARE CERTIFICATE OR SUBSCRIPTION RECEIPT CERTIFICATE IN RESPECT OF SHARES OR SUBSCRIPTION RECEIPTS OF THE CORPORATION. UNLESS THIS PROXY IS DATED IN THE SPACE ABOVE PROVIDED FOR THAT PURPOSE, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE MANAGEMENT OF THE CORPORATION.

A securityholder may appoint a proxyholder (who need not be a securityholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting. To exercise this right, the securityholder should either (i) insert such person's name in the space provided; or (ii) submit another appropriate proxy.

This proxy form must be signed by the securityholder or his attorney authorized in writing or if the securityholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

____
(Print name of securityholder as it appears on your share or subscription receipt certificate)

RETURN THIS PROXY TO:

Equity Transfer Services Inc.
120 Adelaide Street West Suite 420
Toronto, Ontario
M5H 4C3

Attention: Stock Transfer Services – Proxy Department

Proxies to be used at the meeting must be received by the Corporation's transfer agent, Equity Transfer Services Inc., no later than 10 o'clock in the morning, Toronto time on the 29th day of January 2002 before the time of the Meeting or at least 48 hours (exclusive of Saturdays, Sundays and holidays) of any adjournment thereof.

eStation Network Services, Inc.

NOTICE OF SPECIAL MEETING OF SECURITY HOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of the securityholders of eStation Network Services, Inc. (the "Corporation") will be held at The Toronto Mariott Eaton Centre at 525 Bay Street, Toronto, Ontario M5G 2L2 in the "Bay" room on Thursday, the 31st day of January, 2002 at the hour of 9:00 am, Toronto time, for the following purposes:

(a) to consider and if deemed advisable, to pass with or without variation, a special resolution, substantially in the form of the resolution in the circular dated December 28, 2001 (the "Circular"), authorizing an amendment to the Articles of the Corporation to delete the series A convertible special shares (the "Series A Shares") from the authorized capital of the Corporation upon the conversion of all issued and outstanding Series A Shares into common shares of the Corporation ("Common Shares") either: (i) at the option of the holder; or (ii) automatically after the Corporation gives notice to the holders of the Series A Shares that the Series A Shares issued on October 17, 2000 to subscribers resident in the Province of British Columbia and the Common Shares into which such Series A Shares may be exchanged are no longer subject to statutory resale restrictions under applicable securities legislation in the Province of British Columbia;

(b) to consider and if deemed advisable, to pass with or without variation, a special resolution, substantially in the form of the resolution in the Circular, authorizing an amendment to the Articles of the Corporation to consolidate the number of currently issued and outstanding Common Shares on a 5:1 basis by changing every five (5) issued and outstanding Common Shares currently outstanding into one (1) Common Share, and in the event any Series A Shares remain issued and outstanding, to consolidate the number of currently issued and outstanding Series A Shares on a 5:1 basis by changing every five (5) issued and outstanding Series A Shares into one (1) Series A Share;

(c) to consider and if deemed advisable, to pass with or without variation, a resolution, substantially in the form of the resolution in the Circular, to approve an amendment to the stock option plan of the Corporation (the "Option Plan") by increasing the maximum number of Common Shares reserved for issuance upon exercise of options under the Option Plan from 10% of the number of issued and outstanding shares of the Corporation as at the date of the last shareholders' meeting on June 29, 2001 (equal to 10,725,265) to up to 15% of the number of issued and outstanding shares of the Corporation, on a fully-diluted basis as at the date of the Meeting (not to exceed 30,958,818 on a pre-consolidation basis or 6,191,763 shares on a post-consolidation basis);

(d) to consider and if deemed advisable, to pass with or without variation, a resolution, substantially in the form of the resolution in the Circular, to approve the granting of consultant options to Continua Capital Inc. ("Continua") pursuant to an advisory agreement dated October 16, 2001 between Continua and the Corporation as consideration for general advisory and consulting services performed and provided by Continua;

(e) to consider and if deemed advisable, to pass with or without variation, a resolution, substantially in the form of the resolution in the Circular, to approve certain private placements of the Corporation; and

(f) to transact such other business as may properly come before the Meeting or any adjournment thereof, all as described in the information circular accompanying this Notice of Meeting.

Securityholders who are unable to attend the Meeting in person are requested to date and sign the enclosed forms of proxy so that as large a representation as possible may be had at the meeting. If you plan to be present personally at the Meeting, you are requested to bring the enclosed forms of proxy for identification purposes.

All instruments appointing proxies to be used at the Meeting must be deposited with the Corporation or with the Corporation's transfer agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3 by no later than 10 o'clock in the morning, Toronto time on the 29th day of January 2002. The record date for the determination of those securityholders entitled to receive the Notice of Meeting and to vote at the Meeting is the close of business on December 27, 2001.

Dated at Toronto, Ontario this 28th day of December 2001.

BY ORDER OF THE BOARD

Kim Oishi
Chairman & CEO

eStation Network Services, Inc.
36 Toronto Street, Suite 530, Toronto, Ontario M5C 2C5

eStation Network Services, Inc.

MANAGEMENT
INFORMATION
CIRCULAR

December 28th, 2001.

eStation Network Services, Inc.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the Management of eStation Network Services, Inc. (the "Corporation") for use at the Special Meeting of Securityholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The persons named in the enclosed forms of proxy are directors or officers of the Corporation. A SECURITYHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING IN THE BLANK SPACE PROVIDED IN THE SAID FORM THE NAME OF THE PERSON WHOM HE WISHES TO APPOINT, STRIKING OUT THE NAMES OF THE OTHER NOMINEES AND BY MAILING THE COMPLETED PROXY TO THE CORPORATION'S TRANSFER AGENT, EQUITY TRANSFER SERVICES INC., SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, OR TO THE CORPORATION AT 36 TORONTO STREET, SUITE 530, TORONTO, ONTARIO M5C 2C5. IN THE EVENT OF APPOINTMENT OF SUCH PERSON AS NOMINEE, THE INSTRUMENT OF PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN TO SUCH NOMINEE BY THE SECURITYHOLDER. PROXIES TO BE USED AT THE MEETING MUST BE RECEIVED BY THE CORPORATION'S TRANSFER AGENT, EQUITY TRANSFER SERVICES, INC., AT LEAST 48 HOURS (EXCLUSIVE OF SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.

REVOCABILITY OF PROXIES

In addition to revocation in any manner permitted by law, a securityholder giving a proxy has the power to revoke it at any time before it is exercised. A proxy may be revoked by instrument in writing executed by the securityholder or by his attorney authorized in writing or, if the securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

If given to Management and UNLESS INDICATED OTHERWISE, SHARES OR SUBSCRIPTION RECEIPTS REPRESENTED BY PROXIES WILL BE VOTED "FOR" THE MATTERS SET OUT IN THE NOTICE CALLING THE MEETING.

The enclosed forms of proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this circular, the Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE APPLICABLE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING THE PROXY.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Board of Directors of the Corporation has fixed the close of business on December 27, 2001 as the record date for those holders of voting securities of the Corporation being entitled to receive Notice of this Meeting and to vote thereat. As at that date, the Corporation had 75,265,300 issued and outstanding common shares (the "Common Shares"), 3,388,507 series A convertible special shares (the "Series A Shares"), and 69,156,750 subscription receipts as issued in private placements of April 2001 and November 2001 (collectively referred to hereinafter as the "Subscription Receipts" and as further described hereunder), each carrying the right to one vote per share or Subscription Receipt. No other securities of the Corporation carries the right to vote. To the knowledge of the directors and senior officers of the Corporation, there are no

persons or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to all classes of voting securities of the Corporation, except for New Millennium Internet Ventures Fund Inc. ("New Millennium"), which owns 33,333,333 Subscription Receipts representing 16.15% of the issued and outstanding share capital of the Corporation on a fully-diluted basis, each Subscription Receipt being exercisable for no additional consideration to acquire, at New Millennium's option, one unit comprised of either (i) one fully paid and non-assessable Common Share and one Common Share purchase warrant of the Corporation or (ii) one fully paid and non-assessable series C convertible special share and one series C convertible special share purchase warrant of the Corporation, at any time until November 23, 2004.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Corporation at any time since the beginning of its last completed financial year, or any associate of any such director or officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this information circular. Furthermore, no insider of the Corporation, proposed nominee for election as a director of the Corporation or any associate or affiliate of any insider or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation's last financial year or in any proposed transaction to be entered into by the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

Report on Executive Compensation

In the fiscal year ended December 31, 2000, the Board fulfilled the role of the Compensation Committee. During the 2000 fiscal year, it was the responsibility of the Board to determine the level of compensation in respect of the Corporation's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from growth of revenue, increased cash flow and the development of the Corporation's products.

Compensation for executive officers is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives. As a result of the Corporation's limited cash resources in 2000, the Board determined that the salaries of certain senior officers would be paid by the issuance of common shares rather than cash and that stock option grants form a large component for such officers relative to annual salaries and performance bonuses.

In establishing the levels of base salary, the award of stock options and performance bonuses the Board takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

Submitted by: Kim Oishi
Peter J. Edwards

Compensation Summary

For the purpose of disclosure herein of executive officers' and directors' compensation, the following table, presented in accordance with the regulation made under the *Securities Act* (Ontario), sets forth all annual and long-term compensation for services in all capacities to the Corporation in respect of each of the individuals who were Chief Executive Officers and/or their equivalent and any Executive Officers who were paid in excess of $100,000 per year (collectively the "Named Executive Officers") for the most recently completed fiscal year.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation[3] ($)	Securities Under Option (#)	
J. Duncan Cleworth[1] President and Chief Executive Officer	2000 1999 1998	$116,640 $144,000 $96,000	0 0 0	$6,400 $9,600 0	400,000 2,000,000[4] 0	0 0 0
J.P. Solmes Chief Executive Officer	2000	$42,000	0	0	3,518,750[2]	0

Compensation of Directors and Officers

Each director and officer of the Corporation is entitled to receive the sum of $100 for each meeting of the Board or securityholders attended. During the fiscal year ended December 31, 2000, directors or officers of the Corporation were not paid any amount with respect to such meetings; however, stock options were granted to directors, allowing the Corporation to attract and retain directors whose past experience and talents would significantly benefit the Corporation and to encourage the directors to acquire a meaningful equity ownership interest in the Corporation, over a period of time reinforcing their attention on the long-term interest of the Corporation and its securityholders.

For the most recently completed financial year ended December 31, 2000, no Options were exercised. In addition the Corporation has no long-term incentive plans in place.

---

(1) Mr. Cleworth resigned as an officer, director and employee of the Corporation on August 24, 2000. Under his employment agreement with the Corporation, Mr. Cleworth had an employment term of five years expiring on January 1 2004 and was entitled to a salary of $144,000 per annum. Upon his resignation, the Corporation agreed to pay Mr. Cleworth $12,000 in cash and $4,000 per month for twelve months together with 150,000 Common Shares. Mr. Cleworth was also granted 400,000 options at $0.60 each.

(2) 1,618,750 options granted at $0.60 vesting immediately
1,500,000 options granted at $0.60 vesting immediately
400,000 options granted at $0.49 vesting immediately

(3) Other annual compensation relates to car allowances/travel expenses

(4) Options granted at $0.75, 1,000,000 vesting if the share price has not been less than $0.25 bid for not less than 45 consecutive days and a further 1,000,000 vesting if the share price has not been less than $0.50 bid for not less than 45 consecutive days. These expire December 31, 2002.

Options Grants During the Most Recently Completed Financial Year

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
J. Duncan Cleworth	400,000	4.76	0.60	0.60	08/24,2004
Kim Oishi (3)	3,018,750	35.9	(1)	(1)	(1)
J.P. Solmes	3,518,750	41.9	(2)	(2)	(2)
Gen. Lewis MacKenzie	400,000	4.7	0.60	0.60	08/ 24, 2004
Jeffrey Lyons	4,000,000	4.7	0.60	0.60	08/ 24, 2004
Paul Godfrey	1,000,000	11.9	0.60	0.60	08/ 24, 2004
Robert Grant	400,000	4.7	0.60	0.60	10/ 17, 2004
Peter Edwards	750,000	8.9	0.49	0.49	10/ 17, 2004

In addition the Corporation has no long-term incentive plans in place.

---

(1) 2,618,750 options granted at $0.60 expiring August 24, 2004, 400,000 options granted at $0.49 expiring September 9, 2004

(2) 3,118,750 options granted at $0.60 expiring August 24, 2004, 400,000 options granted at $0.49 expiring September 9, 2004

(3) Mr. Oishi is also a shareholder in Kim Oishi & Associates Ltd. which owns 24,611 common shares, 3,787,333 subscription receipts and 82,539 warrants exercisable until October 17, 2002 at $1.00

Aggregated Option Exercises by Officers and Directors During the Fiscal Year Ended December 31, 2000 and Fiscal Year-End Option Values

Name	Securities acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2000 (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options at December 31, 2000 ($) (1) Exercisable/Unexercisable
J. Duncan Cleworth	500,000	nil	400,000	nil/240,000
J.P. Solmes	1,500,000	906,000 (1)	2,018,750	nil/1,167,250

(1) Secured by promissory note.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance with Great American Insurance Co. and ACE INA Insurance Co. for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Corporation in respect of such insurance is $107,989 and the total amount of insurance purchased for the directors and officers as a group is $20,000,000 The directors and officers are not required to pay any premium in respect of the insurance. The Corporation is liable to the extent of $25,000 per claim under the deductibility provisions of the policy for employment practices claims and $75,000 per claim under the deductibility provisions of the policy for those claims relating to securities matters.

SPECIAL BUSINESS

Amendment to Articles – Deletion of Series A Convertible Special Shares

In connection with the Corporation's acquisition of E-Cash Services ("E-Cash"), which was completed on October 17, 2000 (the "Acquisition"), the Articles of the Corporation were amended on October 16, 2000 by creating and authorizing the issuance of an unlimited number of Series A Shares. The Corporation issued a total of 38,011,046 Series A Shares to the former securityholders of E-Cash. The rights, privileges and conditions attaching to the Series A Shares are nearly identical to the rights of holders of the Common Shares. The principal difference between the Series A Shares and the Common Shares is that the Series A Shares are exchangeable at the option of the holder at any time into an equal number of Common Shares.

The rights, privileges, restrictions and conditions attached to the Series A Shares prevent the amendment of the Series A Shares provisions or the issuance of any shares of the Corporation

(except Series A Shares, Common Shares, and any other shares not ranking superior to the Series A Shares) so long as any of the Series A Shares are outstanding unless the holders of the Series A Shares approve such amendment or issuance.

For those holders of Series A Shares resident in the Province of British Columbia who are not "control" persons and received their Series A Shares in connection with the Acquisition, the resale of such shares (as well as the resale of any Common Shares obtained upon the exchange of their Series A Shares) were subject to certain statutory resale restrictions until the earlier of October 17, 2001 and such time as the Corporation files with and is issued by the British Columbia Securities Commission (the "BCSC") a receipt for a (final) prospectus (the "Prospectus") qualifying the issuance to such holders of the Common Shares issuable upon the exchange of their Series A Shares. Immediately after a receipt for the Prospectus is issued by the BCSC, each Series A Share shall be converted automatically, in accordance with the terms and conditions of the Series A Shares, into one Common Share. As a result, no Series A Shares will be outstanding immediately after a receipt is issued by the BCSC for the Prospectus.

Securityholders are being asked to consider and, if they deem it to be appropriate, to pass a special resolution converting all issued and outstanding Series A Shares into Common Shares on a one for one basis immediately after the Corporation gives notice to the holders of the Series A Shares that the Series A Shares issued on October 17, 2000 to subscribers resident in the Province of British Columbia and the Common Shares into which such Series A Shares may be exchanged are no longer subject to statutory resale restrictions under applicable securities legislation in the Province of British Columbia, and deleting the Series A Shares as a series from the Articles of the Corporation once all Series A Shares have been automatically converted in accordance with the foregoing or have been converted at the option of the holder. In order to be adopted, the special resolution must be passed by the affirmative vote of at least 2/3 of the votes cast at the Meeting by holders of Common Shares, Series A Shares and Subscription Receipts, whether in person or by proxy, each voting separately as a class. The Board of Directors recommends that securityholders vote in favour of the special resolution to effect the deletion of the Series A Shares as a series in accordance with the foregoing. **Unless otherwise specified by the securityholders, the persons named in the enclosed forms of proxy intend to vote the Common Shares, Series A Shares and Subscription Receipts, each voting separately as a class, represented thereby in favour of the following resolution:**

"BE IT RESOLVED AS A SPECIAL RESOLUTION, WITH OR WITHOUT AMENDMENT THAT:

1. The Articles of the Corporation be amended by:

    i. automatically converting all issued and outstanding Series A Shares into Common Shares on a one for one basis immediately after the Corporation gives notice to the holders of the Series A Shares that the Series A Shares issued on October 17, 2000

to subscribers resident in the Province of British Columbia and the Common Shares into which such Series A Shares may be exchanged are no longer subject to statutory resale restrictions under applicable securities legislation in the Province of British Columbia; and

ii. upon the conversion of all issued and outstanding Series A Shares into Common Shares either: (i) at the option of the holder; or (ii) automatically in accordance with (i) above or in accordance with their terms, the Series A Shares shall be deleted from the Articles of the Corporation as a series; and

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such deeds, documents, instruments, and assurances and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolution."

Amendment to Articles - Share Consolidation

The Corporation completed a private placement (the "Private Placement") for 33,333,333 Subscription Receipts on November 29, 2001. Each subscription receipt is exercisable to acquire, at the holder's option and for no additional consideration, one unit (a "Unit") consisting of either (i) one fully paid and non-assessable Common Share and one Common Share purchase warrant of the Corporation, or (ii) one fully paid and non-assessable series C convertible preferred share (a "Series C Preferred Share") and one series C convertible preferred purchase warrant (a "Series C Preferred Share Warrant") of the Corporation, subject to certain adjustment in certain events, in respect of each Subscription Receipt held. The purchase price for each Subscription Receipt was $0.03 for gross proceeds of $1,000,000. Each Common Share purchase warrant entitles the holder to acquire one Common Share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. Each Series C Preferred Share Warrant entitles the holder to acquire one Series C Preferred Share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. The Series C Preferred Shares shall have substantially the same rights and privileges as the 7.5% series B convertible preferred shares offered for sale by the Corporation pursuant to an April 2001 subscription receipt private placement. The Corporation obtained the consent of the required majority of the holders of the previously issued and outstanding subscription receipts in respect of this Private Placement.

In connection with the Private Placement, Management of the Corporation has concluded that it is in the best interests of the Corporation to consolidate the number of currently issued and outstanding Common Shares on a 5:1 basis by changing every five (5) issued and outstanding Common Shares into one (1) Common Share (the "Share Consolidation") (and in the event any Series A Shares remain outstanding, to consolidate the number of issued and outstanding Series A Shares on the same 5:1 basis by changing every five (5) issued and outstanding Series A Shares into one (1) Series A Share)) for the following reasons:

1. The total number of issued Common Shares of the Corporation after giving effect to the proposed Share Consolidation will be reduced to approximately 15,053,060 Common Shares (41,278,422 on a fully-diluted basis) which Management considers to be a more manageable number for the purposes of future acquisitions and financings; and

2. Management understands that upon implementation of the Share Consolidation, the market price per Common Share will be adjusted and the new adjusted market price per Common Share will satisfy the Canadian Venture Exchange Inc.'s (the "CDNX") policy requirements in respect to minimum offering prices per share.

Accordingly, securityholders are being asked to consider and, if they deem it to be appropriate, to pass a special resolution authorizing an amendment to the Articles of the Corporation to effect the Share Consolidation. In order to be adopted, the special resolution must be passed by the affirmative vote of at least 2/3 of the votes cast at the Meeting by holders of Common Shares, Series A Shares and Subscription Receipts, whether in person or by proxy. The Board of Directors recommends that securityholders vote in favour of the special resolution authorizing the Share Consolidation. **Unless otherwise specified by the securityholders, the persons named in the enclosed forms of proxy intend to vote those securities represented thereby in favour of the following special resolution:**

"BE IT RESOLVED AS A SPECIAL RESOLUTION, WITH OR WITHOUT AMENDMENT THAT:

1. The Articles of the Corporation be amended by approving and adopting the Share Consolidation of the Corporation with the terms and conditions described in this information circular and proxy statements of the Corporation dated December 28, 2001;

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such deeds, documents, instruments, and assurances and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolution."

The Share Consolidation is subject to CDNX approval.

Amendment to Stock Option Plan

The Board of Directors of the Corporation has adopted a stock option plan (the "Option Plan") which was subsequently ratified by the securityholders of the Corporation on June 29, 2001. The purpose of the Option Plan is to advance the interests of the Corporation by encouraging equity participation in the Corporation by its directors, senior officers, employees and consultants through the acquisition of Common Shares and to attract highly qualified directors, senior officers, employees and consultants.

The aggregate number of Common Shares currently reserved for issuance under the Option Plan is equal to 10% of the number of issued and outstanding Common Shares as at the date of the last shareholders' meeting held on June 29, 2001 (equal to 10,725,265 Common Shares) provided that the Board of Directors of the Corporation has the right, from time to time, to increase such number subject to the regulatory approval and the approval of the securityholders of the Corporation. The maximum number of Common Shares which may be reserved for issuance to any one person under the Option Plan is 5% of the Common Shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any option to purchase Common Shares granted as a compensation or incentive mechanism.

The Board of Directors has proposed an amendment to the Option Plan to increase the maximum number of Common Shares issuable under the Option Plan. The Corporation proposes to increase the maximum number of Common Shares issuable under the Option Plan to up to 15% of the number of issued and outstanding Common Shares as at the date of the Meeting calculated on a fully-diluted basis (not to exceed 30,958,818 Common Shares (pre-consolidation) and 6,191,763 Common Shares (post-consolidation)) (the "Option Plan Amendment").

Accordingly, securityholders are being asked to consider and, if they deem it to be appropriate, to pass a resolution to approve the Option Plan Amendment. In order to be adopted, the resolution must be passed by the affirmative vote of at least 50% of the votes cast at the Meeting by holders of Common Shares, Series A Shares and Subscription Receipts, whether in person or by proxy. The Board of Directors recommends that securityholders vote in favour of the Option Plan Amendment. **Unless otherwise specified by the securityholders, the persons named in the enclosed forms of proxy intend to vote those securities represented thereby in favour of the following resolution:**

"BE IT RESOLVED AS A RESOLUTION, WITH OR WITHOUT AMENDMENT THAT:

1. The Corporation's share option plan (the "Option Plan") be amended to increase the number of Common Shares issuable thereunder from 10% of the number of issued and outstanding Common Shares as at June 29, 2001 representing 10,725,265 Common Shares to up to 15% of the number of issued and outstanding Common Shares as at the date of the Meeting calculated on a fully-diluted basis (not to exceed 30,958,818 Common Shares (pre-consolidation) and 6,191,763 Common Shares (post-consolidation); and

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such deeds, documents, instruments, and assurances and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolutions."

The Option Plan Amendment is subject to CDNX approval.

Continua Options

In addition, the Corporation has granted up to 7,833,333 options, each option exercisable into one Common Share, to Continua Investments Inc. ("Continua") pursuant to an advisory agreement dated October 16, 2001 between the Corporation and Continua as consideration for general advisory and consulting services performed and provided by Continua on an ongoing basis (the "Continua Options"). Under CDNX Policy 4.4, the maximum number of options that may be granted to a consultant of the Corporation must not exceed 2% of the issued and outstanding Common Shares immediately prior to the grant of such options. The Continua Options exceed this maximum.

Accordingly, security holders are being asked to consider and, if they deem it to be appropriate, to pass a resolution to ratify and approve the granting of the Continua Options. In order to be adopted, the resolution must be passed by the affirmative vote of at least 50% of the votes cast at the Meeting by holders of Common Shares, Series A Shares and Subscription Receipts, whether in person or by proxy. The Board of Directors recommends that securityholders vote in favour of the granting of the Continua Options. **Unless otherwise specified by the securityholders, the persons named in the enclosed forms of proxy intend to vote those securities represented thereby in favour of the following resolution:**

"BE IT RESOLVED AS A RESOLUTION, WITH OR WITHOUT AMENDMENT THAT:

1. The granting of the Continua Options by the Corporation is hereby ratified and approved; and

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such deeds, documents, instruments, and assurances and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolutions."

The granting of the Continua Options is subject to CDNX approval.

Approval of Private Placements

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year to raise funds for working capital and general corporate purposes and anticipates that some of those financings may be structured as private placements.

Pursuant to applicable rules of the CDNX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placements must not result in a "change of control" after giving effect to such private placements (the "Limit") unless there has been shareholder approval of such transactions. The application of the Limit may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

A "change of control" is defined in CDNX Policy 1.1 as:

(a) *Any one Person (corporation, incorporated association or organization, body corporate, partnership, trust, association, or individual) holding a sufficient number of voting securities of the issuer to affect materially the control of the issuer; or*

(b) *Any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding in total a sufficient number of voting securities of the issuer to affect materially the control of the issuer,*

and in the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting securities of the issuer will be deemed to materially affect the control of the issuer.

The CDNX may accept advance approval by securityholders in anticipation of private placements that may exceed the Limit, provided such private placements are completed within the 12 month period commencing on the date on which advance shareholder approval is obtained. The Corporation's issued and outstanding share capital is currently 75,265,300 Common Shares (pre-consolidation) and the Corporation proposes that the maximum number of shares which would be issued or made subject to issuance under one or more private placements in the 12 month period commencing on January 31, 2002 would not exceed 75,265,300 Common Shares (pre-consolidation) or 15,053,060 Common Shares (post-consolidation) in the aggregate, or 100% of the Corporation's issued and outstanding shares as at the date hereof.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it must be completed within a 12 month period following the date shareholder approval is given; and

(c) it must comply with the private placement rules of the CDNX.

In anticipation of the Corporation wishing to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the Limit, at the Meeting securityholders will be asked to consider and, if deemed advisable, adopt an ordinary resolution to approve the proposed private placements in the form set forth below, with or without amendment. In order to be adopted, the resolution must be passed by the affirmative vote of at least 50% of the votes cast at the Meeting by holders of Common Shares, Series A Shares and Subscription Receipts, whether in person or by proxy. The Board of Directors recommends that securityholders vote in favour of the proposed private placements. **Unless otherwise specified by the securityholders, the persons named in the enclosed forms of proxy intend to vote those securities represented thereby in favour of the following resolution:**

"BE IT RESOLVED AS A RESOLUTION, WITH OR WITHOUT AMENDMENT THAT:

1. The issuance by the Corporation in one or more private placement transactions during the 12-month period commencing on January 31, 2002 of such number of securities that would result in the Corporation issuing or making issuable up to 75,265,300 Common Shares (pre-consolidation) or 15,053,060 Common Shares (post-consolidation) in the aggregate as is more particularly described above in this information circular is hereby approved; and

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such deeds, documents, instruments, and assurances and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolutions."

This advance approval of private placement transactions by the Corporation is subject to CDNX approval.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at December 28, 2001 the Corporation had outstanding shareholder loans receivable in the aggregate amount of $906,000 which relate to amounts owing pursuant to various employment, management contracts and stock option agreements. The individual amounts net of any amounts owed to the Corporation as at December 28, 2001 are:

Name	Amount
J.P. Solmes	$906,000

VOTING BY NON-REGISTERED SECURITYHOLDERS

Only registered securityholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares, Series A Shares or Subscription Receipts owned by a person (a non-registered holder) are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the Common Shares, Series A Shares or Subscription Receipts (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education

savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of this information circular and the accompanying Notice of Meeting together with the forms of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of Common Shares, Series A Shares and Subscription Receipts.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment of Proxies"; or

(b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares, Series A Shares or Subscription Receipts they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other that as set forth in the Notice of Meeting. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING APPLICABLE PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING THE PROXY.

The undersigned hereby certifies that the contents of and the mailing of this information circular have been approved by the Directors of the Corporation.

Dated at Toronto, Ontario this 28th day of December, 2001.

Kim Oishi, Chairman and CEO

eStation Network Services, Inc.

Special Meeting of Securityholders

to be held January 31, 2002

FORM OF PROXY FOR COMMON SHAREHOLDERS SOLICITED BY MANAGEMENT

The undersigned securityholder of eStation Network Services, Inc. (hereinafter called the "Corporation") hereby nominates and appoints Kim Oishi, Chairman and Chief Executive Officer, or failing him, Peter J. Edwards, or failing either of them ________________________________, as proxy holder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the Special Meeting of Securityholders to be held on January 31, 2002 at 9:00 am (Toronto time) and at all adjournments thereof (the "Meeting"). The undersigned specifies that the common shares (the "Common Shares") in the capital of the Corporation registered in the name of the undersigned are to be voted in respect of the matters listed below, as follows:

1. **FOR ☐ or AGAINST ☐** the resolution amending the Articles of the Corporation to delete the Series A Shares, voting separately as a class, from the authorized capital of the Corporation on the terms and conditions described in the information circular dated December 28, 2001 (the "Circular").

2. **FOR ☐ or AGAINST ☐** the resolution authorizing an amendment to the Articles of the Corporation to consolidate the number of currently issued and outstanding Common Shares on a 5:1 basis by changing every five (5) issued and outstanding Common Shares currently outstanding into one (1) Common Share in the manner described in the Circular.

3. **FOR ☐ or AGAINST ☐** the resolution approving the issuance pursuant to private placements of previously unissued shares of any class of shares of the Corporation during the ensuing year up to a maximum of 100% of the shares of any class currently outstanding, which number results in a "change of control" of the Corporation pursuant to applicable Canadian Venture Exchange policies on the terms and conditions described in the Circular.

4. **FOR ☐ or AGAINST ☐** the resolution approving an amendment to the stock option plan of the Corporation (the "Option Plan") by increasing the maximum number of Common Shares reserved for issuance upon exercise of options under the Option Plan on the terms and conditions described in the Circular.

5. **FOR ☐ or AGAINST ☐** the resolution ratifying and approving the granting of consultant options to Continua Investments Inc. on the terms and conditions described in the Circular.

The Common Shares represented by this proxy will be voted in accordance with the specification, if any, of the undersigned in respect of any ballot that may be called for at the Meeting or any adjournment thereof. **Where no choice is specified above, this proxy will be VOTED FOR each of the aforementioned matters.**

This proxy confers discretionary authority as to any amendments or variations proposed at the Meeting in respect of matters identified in the Notice of Special Meeting of Securityholders dated December 28, 2001 and as to any other matters that may properly come before the Meeting or any adjournment thereof. As of the date hereof, Management of the Corporation knows of no such amendment or other matters.

The undersigned hereby revokes all prior proxies given with respect to the Common Shares of the undersigned and authorizes the person voting this proxy to inform holders of any prior proxy of such revocation.

DATED this _____ day of January, 2002.

____
Signature of Securityholder

PLEASE SIGN YOUR NAME EXACTLY AS IT APPEARS ON YOUR SHARE CERTIFICATE OR SUBSCRIPTION RECEIPT CERTIFICATE IN RESPECT OF SHARES OR SUBSCRIPTION RECEIPTS OF THE CORPORATION. UNLESS THIS PROXY IS DATED IN THE SPACE ABOVE PROVIDED FOR THAT PURPOSE, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE MANAGEMENT OF THE CORPORATION.

A securityholder may appoint a proxyholder (who need not be a securityholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting. To exercise this right, the securityholder should either (i) insert such person's name in the space provided; or (ii) submit another appropriate proxy.

This proxy form must be signed by the securityholder or his attorney authorized in writing or if the securityholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

____
(Print name of securityholder as it appears on
your share or subscription receipt certificate)

RETURN THIS PROXY TO:

Equity Transfer Services Inc.
120 Adelaide Street West Suite 420
Toronto, Ontario
M5H 4C3

<u>Attention: Stock Transfer Services – Proxy Department</u>

Proxies to be used at the meeting must be received by the Corporation's transfer agent, Equity Transfer Services Inc., no later than 10 o'clock in the morning, Toronto time on the 29th day of January 2002 before the time of the Meeting or at least 48 hours (exclusive of Saturdays, Sundays and holidays) of any adjournment thereof.

File No 82-4767

c7134
r f BC-eStation-privplacemnt 01-30 0776
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Network Services, Inc. secures
Private Placement

TORONTO, Jan. 30 /CNW/ - eStation Network Services, Inc. ("eStation" or the "Company"), (CDNX:YST), announces it has agreed to terms with regard to a private placement (the "Private Placement") of 33,333,333 Special A Warrants at $0.03 and 66,666,666 Special B Warrants at $0.03 for total gross proceeds of $3,000,000. The Private Placement will be closed in two transactions.

Transaction One of the Private Placement is for 33,333,333 Special A Warrants ("A Warrants") for total gross proceeds of $1,000,000 exercisable to acquire, at the Holder's option and for no additional consideration, one common share of the Company and one warrant entitling the holder to purchase one common share of the Company for a period of two years after issuance at a price of $0.04. Transaction One is subject only to regulatory and eStation Board approval.

Transaction Two of the Private Placement is for 66,666,666 Special B Warrants ("B Warrants") for total gross proceeds of $2,000,000 exercisable to acquire, at the Holder's option and for no additional consideration, one common share of the Company and one warrant entitling the holder to purchase one common share of the Company for a period of one year after issuance at a price of $0.04. Transaction Two is subject to the following Conditions Precedent:

1. The Company obtain regulatory approval for the issuance of the Special B Warrants, and Transaction One has closed.

2. The Company has entered into a binding letter (or letters) of intent to acquire ATM companies or ATM assets at a price acceptable to the Investor with an aggregate purchase price of at least $2,000,000.

3. The Company has filed a prospectus qualifying the common shares and warrants issuable upon the exercise of the Special A Warrants.

4. The Company shall remain in good standing as a Reporting Company in Ontario, British Columbia and Alberta and shall maintain its corporate existence as an Ontario business corporation.

5. There shall have been no material adverse change in the Company's business, operations, assets or financial condition.

6. The Investor's nominee shall have been appointed a director on the Company's Board of Directors, with the Board of Directors comprising no more than 7 directors.

7. All outstanding securities of the Company (except for the ESOP and consultant options) shall have been converted or exchanged to common shares and warrants in accordance with their terms.

8. The Investor may waive any or all of the foregoing conditions precedent.

Currently, the Company has 75,265,300 issued and outstanding common shares, 34,656,750 issued and outstanding Subscription Receipts convertible into Series B Preferred Shares or common shares, 33,333,333 issued and outstanding Subscription Receipts convertible into Series C Preferred Shares or common shares, 58,470,069 common share warrants and options, and 1,166,667 Common Shares to be issued for debt settlements pending CDNX approval

comprising 202,892,119 fully diluted common shares.

The Company understands that the Canadian Venture Exchange will require that the share consolidation take place prior to formal approval and prior to the closing of any acquistions. All foregoing references are on a pre-consolidated basis. The Company is holding a meeting of shareholders to approve a 5:1 consolidation of its share capital on January 31, 2002, more fully described in the Management Information Circular dated December 31, 2001.

"Transaction One of the Private Placement will provide eStation the resources it requires to roll out the balance of its ATMs in inventory, and combined with the IBM Transaction Based Financing previously announced, to fund major ATM installations," said Kim Oishi, Chairman and CEO of eStation, "Transaction Two of the Private Placement will be used to fund the acquisition of ATM companies with ATM networks in Canada to increase the scale of eStation's ATM network, driving down operating costs and adding management with complementary skills. The White Label ATM industry in Canada is very fragmented and eStation well positioned to take advantage of the consolidation opportunity."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00007948E

-0- 01/30/2002

/For further information: please contact: Investor Relations, Toll Free: 1-877-322-7400, Fax: 1-604-638-1768, e-mail: investor.relations(at)estation.com/

(YST.)

CO: eStation Network Services Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

CNW 09:58e 30-JAN-02

FOR IMMEDIATE RELEASE

December 19, 2001

eStation Network Services, Inc. secures $7,000,000 in Transaction Based Financing

TORONTO, December 19, 2001 - eStation Network Services, Inc. ("eStation" or the "Company"), (CDNX:YST), announces it has entered into a transaction financing agreement (the "Agreement") with IBM Canada Inc. ("IBM") under which IBM will provide initial funding of up to $7,000,000 by supplying eStation with installed ABM equipment, software and maintenance services for a minimum term of four years.

Under the terms of the Agreement, IBM will provide the funding in return for a share of the revenues generated by the installed ABMs. At the end of the four year term eStation will have the option to purchase the ABMs and continue the IBM maintenance services at market rates, or extend the Agreement with a reduced revenue share to IBM, or may request the removal of the ABMs.

"The transaction based financing with IBM is an innovative approach to securing a supply of the most advanced ABM equipment and services that large retailers are demanding," commented Kim Oishi, Chairman & CEO of eStation, "the sharing of risk and reward with IBM motivates both companies to deliver on the solution and supports the business model we have established."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

For further information, contact:

Investor Relations at:
Telephone: (877) 322-7400
Telephone: (604) 684-8806
Facsimile: (604) 638-1768
Investor.Relations@eStation.com

c6198
r f BC-eStation-Network-Qtr 12-12 0685
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
eStation Network Services, Inc. Releases Quarterly Financials

TORONTO, Dec. 12 /CNW/ - eStation Network Services, Inc. ("eStation" or the "Company"), (CDNX:YST), released its financial statements for the period ended September 30, 2001. eStation had revenue of $1,208,783 and an operating loss of $288,277 for the quarter ended September 30, 2001. After adjustments for one-time charges of $260,464 associated with ABM network (the "Network") restructuring (ABM installation and removal, storage and technology upgrades), and a credit of $75,000 from a service provider, the Network generated an operating profit of $45,741 for the quarter ended September 30, 2001. The loss for the quarter before depreciation and amortization of goodwill was $1,289,211. Revenue for the nine months ended September 30, 2001 was $3,270,490, with an operating loss of $1,139,494, and a loss of $4,877,569 before depreciation and amortization of goodwill. These results compare with no revenues for the quarter and nine-month period ending September 30, 2000. The increase in revenues and operating loss from the Network were the result of the acquisition of E-Cash Services Inc. completed in October of 2000. Prior to the acquisition, eStation's primary business was the development of software for e-commerce kiosks, which was discontinued in December of 2000 due to a reassessment of the market for the software and a significant decrease in the receptivity of capital markets to funding software development for early-stage e-commerce applications.

During the nine-month period ending September 30, 2001, eStation significantly improved its Network operating cash flow and dramatically reduced its general and administrative costs. In January 2001, the Network lost some $350,000 on close to 419 ABMs averaging 341 transactions per month, and the Company had general and administrative costs of close to $300,000. In September 2001, the Network generated an operating profit $36,000 on 284 ABMs averaging 727 transactions per month, and the Company had general and administrative costs of approximately $160,000. During this period, eStation focused on reducing operating costs per ABM and moving ABMs to better locations. In addition, the Company cut staffing and office costs by streamlining Network management.

Subsequent to the period ended September 30, 2001, eStation completed a private placement for total gross proceeds of $1,000,000, and a debt restructuring with IBM Canada Inc. ("IBM") with regard to its lease financing that includes a lump sum payment by eStation to pay down existing obligations and principal, reduced monthly payments over a 42 month period and the funding of an additional $500,000 of computer equipment and ABM services by IBM. Also, the Company continued to improve Network operating results and reduce general and administrative costs after September 30, 2001.

"We worked hard with our business partners and customers to improve the Network," commented Kim Oishi, chairman & CEO of eStation. "eStation's Network management team, led by Peter Edwards, our president & CFO, implemented a tremendous turn around from the cash burn in January and, at the same time, improved customer satisfaction by improving Network up-time to over 99%. eStation is committed to further reducing Network operating costs through outsourcing and further improvements in the operating process. We are also committed to strengthening our balance sheet through innovative Network financing structures. With hard won experience and exceptional business partners, eStation is positioned to increase revenues per ABM by offering customers additional value-added services and to expand the Network with retailers seeking a total ABM solution."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate

multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00007948E

-0- 12/12/2001

/For further information: Investor Relations Toll Free: 1-877-322-7400; Fax: 1-604-638-1768; e-mail: investor.relations(at)estation.com/

(YST.)

CO: eStation.com Inc.; eStation Network Services Inc.
ST: Ontario
IN: MLM ADV
SU: ERN

-30-

CNW 09:09e 12-DEC-01

c4665
r f BC-eStation-name-change 12-06 0192
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Network Services, Inc. announces Name Change

TORONTO, Dec. 6 /CNW/ - eStation Network Services, Inc. (CDNX:YST) announces that, as per the special resolution passed at the June 29, 2001 Annual Meeting, eStation.com Inc. has changed its name to eStation Network Services, Inc., effective October 30, 2001.

The name eStation Network Services, Inc. better represents the Company's core business of operating a network of self-service devices, including ABMs.

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
%SEDAR: 00007948E

-0- 12/06/2001

/For further information: please contact: Investor Relations, Toll Free: 1-877-322-7400, Fax: 1-604-638-1768, e-mail: investor.relations(at)estation.com/
(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

CNW 16:04e 06-DEC-01

c2252
r f BC-eStation-priv-placmnt 11-29 1159
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Network Services, Inc. announces Private Placement and Debt Restructuring

TORONTO, Nov. 29 /CNW/ - eStation Network Services, Inc. ("eStation" or the "Company") (CDNX:YST) announces it has closed on the Private Placement announced on November 23, 2001, for total gross proceeds of $1,000,000, and a debt restructuring agreement (the "IBM Agreement") with IBM Canada Inc. ("IBM") with regard to its lease financing that includes a lump sum payment by eStation to pay down outstanding obligations and principal, reduced monthly payments of the Company over a 42 month period and the funding of an additional $500,000 of computer equipment and ABM services by IBM.

The Private Placement is for 33,333,333 subscription receipts ("Subscription Receipts") exercisable to acquire, at the holder's option and for no additional consideration, 1 unit (a "Unit") comprising of either (i) 1 fully paid and non-assessable common share and 1 common share purchase warrant of the Company, or (ii) 1 fully paid and non-assessable series C convertible preferred share (a "Series C Preferred Share") and 1 series C convertible preferred purchase warrant (a "Series C Preferred Share Warrant") of the Company, subject to certain adjustment in certain events, in respect of each Subscription Receipt held. eStation has agreed to grant the holder registration rights whereby the Company will be obligated to file, at the holder's request, with applicable Canadian securities regulators a prospectus qualifying the distribution of the Subscription Receipts and all underlying securities issuable upon the exercise of the Subscription Receipts. In addition, if a final receipt is not issued for a prospectus pursuant to the registration rights on or prior to 90 days after the exercise of the registration request, each Subscription Receipt will entitle its holder to acquire 1.1 Units, except that the registration request may not be made until 50 days after the closing date of the Private Placement. The purchase price for each Subscription Receipt will be $0.03. Each common share purchase warrant shall entitle the holder to acquire one common share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. Each Series C Preferred Share Warrant shall entitle the holder to acquire one Series C Preferred Share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. The Series C Preferred Shares shall have substantially the same rights and privileges as the 7.5% series B convertible preferred shares offered for sale by the Company pursuant to an April 2001 private placement. The Company has obtained the consent of the required majority of the holders of the previously issued and outstanding Subscription Receipts in respect of this financing.

Currently, the Company has 75,265,210 issued and outstanding common shares, 34,656,750 issued and outstanding Subscription Receipts convertible into Series B Preferred Shares or common shares, and 20,803,403 common share purchase warrants and options comprising 130,725,363 fully diluted common shares.

Each Series C Preferred Share will be convertible at the option of the holder, at any time on or prior to the date which is three years from the date of issuance of the Series C Preferred Shares (the "Maturity Date"), into one eStation common share for the first two years and 0.91 eStation common shares in the third and final year. Each Series C Preferred Share will have a right to an annual dividend equal to 7.5 per cent of the issue price which will be payable semi-annually. eStation will have the option of satisfying any dividend payment on the Series C Preferred Shares by way of a cash payment or by the issuance of additional Series C Preferred Shares at a price equal to 95 per cent of the weighted average trading price of the eStation common shares for the 20-day trading period ending five trading days prior to any dividend payment date. The Series C Preferred Shares will mature on the Maturity Date,

at which time eStation will be required to redeem the shares for cash at the redemption price or, at a holder's option but subject to the receipt of all regulatory approvals, to issue freely tradeable eStation common shares on the conversion terms set out above.

The Private Placement will have one subscriber which is a Labour Sponsored Investment Fund. The sole holder of the Subscription Receipts will also have the right to appoint two of seven directors to the Board of Directors of eStation.

Under the IBM Agreement, the Company will apply letters of credit in favour of IBM to pay outstanding obligations and reduce the principal of its IBM capital leases to $4,947,901.27 which will be amortized over 42 months. The IBM Agreement includes new funding of $500,000 for computer equipment and ABM services, half of which the Company may draw down at any time with the remaining $250,000 available after March 31, 2002. The IBM Agreement also includes, among other things, a right of first refusal in favour of IBM to match any bona fide offer to lease and supply ATMs to the Company, a right of first refusal in favour of IBM to provide transaction financing and advertising outsourcing to the Company for a period of 36 months, and a requirement that Kim Oishi and Peter Edwards remain employees of the Company for a minimum of 6 months or that management satisfactory to IBM be in place if either Kim Oishi or Peter Edwards ceases to be an employee after the 6 month period.

The Company understands that the Canadian Venture Exchange will require that the Company send out a notice, as soon as practically possible pursuant to applicable laws, for a special meeting of shareholders to consider a consolidation of at least 4:1 of the Company's currently issued and outstanding share capital.

"The Private Placement and IBM restructuring will provide eStation the resources it requires to continue expanding its ABM network and increasing the profitability of its ABM Network," said Kim Oishi, Chairman and CEO of eStation, "This financing and restructuring will enable eStation to focus its efforts on building its core business. We are very excited with the prospects for working with our business partners to realize on the tremendous opportunities in the Canadian ATM and self-service space."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
%SEDAR: 00007948E

-0- 11/29/2001

/For further information: please contact: Investor Relations, Toll Free: 1-877-322-7400, Fax: 1-604-638-1768, e-mail: investor.relations(at)estation.com/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU: RCN

-30-

c0247
r f BC-eStation-financing 11-23 1162
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Network Services, Inc. announces
Private Placement and Debt Restructuring

TORONTO, Nov. 23 /CNW/ - eStation Network Services, Inc. ("eStation" or the "Company") (CDNX:YST) announces it has agreed to terms with regard to a private placement (the "Private Placement") for total gross proceeds of $1,000,000, and a debt restructuring agreement (the "IBM Agreement") with IBM Canada Inc. ("IBM") with regard to its lease financing that includes a lump sum payment by eStation to pay down outstanding obligations and principal, reduced monthly payments of the Company over a 42 month period and the funding of an additional $500,000 of computer equipment and ABM services by IBM.

It is proposed that the Private Placement is for 33,333,333 subscription receipts ("Subscription Receipts") exercisable to acquire, at the holder's option and for no additional consideration, 1 unit (a "Unit") comprising of either (i) 1 fully paid and non-assessable common share and 1 common share purchase warrant of the Company, or (ii) 1 fully paid and non-assessable series C convertible preferred share (a "Series C Preferred Share") and 1 series C convertible preferred purchase warrant (a "Series C Preferred Share Warrant") of the Company, subject to certain adjustment in certain events, in respect of each Subscription Receipt held. eStation has agreed to grant the holder registration rights whereby the Company will be obligated to file, at the holder's request, with applicable Canadian securities regulators a prospectus qualifying the distribution of the Subscription Receipts and all underlying securities issuable upon the exercise of the Subscription Receipts. In addition, if a final receipt is not issued for a prospectus pursuant to the registration rights on or prior to 90 days after the exercise of the registration request, each Subscription Receipt will entitle its holder to acquire 1.1 Units, except that the registration request may not be made until 50 days after the closing date of the Private Placement. The purchase price for each Subscription Receipt will be $0.03. Each common share purchase warrant shall entitle the holder to acquire one common share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. Each Series C Preferred Share Warrant shall entitle the holder to acquire one Series C Preferred Share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. The Series C Preferred Shares shall have substantially the same rights and privileges as the 7.5% series B convertible preferred shares offered for sale by the Company pursuant to an April 2001 private placement. The Company has obtained the consent of the required majority of the holders of the previously issued and outstanding Subscription Receipts in respect of this financing.

Currently, the Company has 75,265,210 issued and outstanding common shares, 34,656,750 issued and outstanding Subscription Receipts convertible into Series B Preferred Shares or common shares, and 20,803,403 common share purchase warrants and options comprising 130,725,363 fully diluted common shares.

Each Series C Preferred Share will be convertible at the option of the holder, at any time on or prior to the date which is three years from the date of issuance of the Series C Preferred Shares (the "Maturity Date"), into one eStation common share for the first two years and 0.91 eStation common shares in the third and final year. Each Series C Preferred Share will have a right to an annual dividend equal to 7.5 per cent of the issue price which will be payable semi-annually. eStation will have the option of satisfying any dividend payment on the Series C Preferred Shares by way of a cash payment or by the issuance of additional Series C Preferred Shares at a price equal to 95 per cent of the weighted average trading price of the eStation common shares for the 20-day trading period ending five trading days prior to any dividend payment date. The Series C Preferred Shares will mature on the Maturity Date,

at which time eStation will be required to redeem the shares for cash at the redemption price or, at a holder's option but subject to the receipt of all regulatory approvals, to issue freely tradable eStation common shares on the conversion terms set out above.

The Private Placement will have one subscriber which is a Labour Sponsored Investment Fund. The sole holder of the Subscription Receipts will also have the right to appoint two of seven directors to the Board of Directors of eStation.

Under the IBM Agreement, the Company will apply letters of credit in favour of IBM to pay outstanding obligations and reduce the principal of its IBM capital leases to $4,947,901.27 which will be amortized over 42 months. The IBM Agreement includes new funding of $500,000 for computer equipment and ABM services, half of which the Company may draw down at any time with the remaining $250,000 available after March 31, 2002. The IBM Agreement also includes, among other things, a right of first refusal in favour of IBM to match any bona fide offer to lease and supply ATMs to the Company, a right of first refusal in favour of IBM to provide transaction financing and advertising outsourcing to the Company for a period of 36 months, and a requirement that Kim Oishi and Peter Edwards remain employees of the Company for a minimum of 6 months or that management satisfactory to IBM be in place if either Kim Oishi or Peter Edwards ceases to be an employee after the 6 month period.

The Company understands that the Canadian Venture Exchange will require that the Company send out a notice, as soon as practically possible pursuant to applicable laws, for a special meeting of shareholders to consider a consolidation of at least 4:1 of the Company's currently issued and outstanding share capital.

"The Private Placement and IBM restructuring will provide eStation the resources it requires to continue expanding its ABM network and increasing the profitability of its ABM Network," said Kim Oishi, Chairman and CEO of eStation, "This financing and restructuring will enable eStation to focus its efforts on building its core business. We are very excited with the prospects for working with our business partners to realize on the tremendous opportunities in the Canadian ATM and self-service space."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00007948E

-0- 11/23/2001

/For further information: Investor Relations, Toll Free: 1-877-322-7400, Fax: 1-604-638-1768, e-mail: investor.relations(at)estation.com/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

c0247
r f BC-eStation-financing 11-23 1162
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Network Services, Inc. announces
Private Placement and Debt Restructuring

TORONTO, Nov. 23 /CNW/ - eStation Network Services, Inc. ("eStation" or the "Company") (CDNX:YST) announces it has agreed to terms with regard to a private placement (the "Private Placement") for total gross proceeds of $1,000,000, and a debt restructuring agreement (the "IBM Agreement") with IBM Canada Inc. ("IBM") with regard to its lease financing that includes a lump sum payment by eStation to pay down outstanding obligations and principal, reduced monthly payments of the Company over a 42 month period and the funding of an additional $500,000 of computer equipment and ABM services by IBM.

It is proposed that the Private Placement is for 33,333,333 subscription receipts ("Subscription Receipts") exercisable to acquire, at the holder's option and for no additional consideration, 1 unit (a "Unit") comprising of either (i) 1 fully paid and non-assessable common share and 1 common share purchase warrant of the Company, or (ii) 1 fully paid and non-assessable series C convertible preferred share (a "Series C Preferred Share") and 1 series C convertible preferred purchase warrant (a "Series C Preferred Share Warrant") of the Company, subject to certain adjustment in certain events, in respect of each Subscription Receipt held. eStation has agreed to grant the holder registration rights whereby the Company will be obligated to file, at the holder's request, with applicable Canadian securities regulators a prospectus qualifying the distribution of the Subscription Receipts and all underlying securities issuable upon the exercise of the Subscription Receipts. In addition, if a final receipt is not issued for a prospectus pursuant to the registration rights on or prior to 90 days after the exercise of the registration request, each Subscription Receipt will entitle its holder to acquire 1.1 Units, except that the registration request may not be made until 50 days after the closing date of the Private Placement. The purchase price for each Subscription Receipt will be $0.03. Each common share purchase warrant shall entitle the holder to acquire one common share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. Each Series C Preferred Share Warrant shall entitle the holder to acquire one Series C Preferred Share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. The Series C Preferred Shares shall have substantially the same rights and privileges as the 7.5% series B convertible preferred shares offered for sale by the Company pursuant to an April 2001 private placement. The Company has obtained the consent of the required majority of the holders of the previously issued and outstanding Subscription Receipts in respect of this financing.

Currently, the Company has 75,265,210 issued and outstanding common shares, 34,656,750 issued and outstanding Subscription Receipts convertible into Series B Preferred Shares or common shares, and 20,803,403 common share purchase warrants and options comprising 130,725,363 fully diluted common shares.

Each Series C Preferred Share will be convertible at the option of the holder, at any time on or prior to the date which is three years from the date of issuance of the Series C Preferred Shares (the "Maturity Date"), into one eStation common share for the first two years and 0.91 eStation common shares in the third and final year. Each Series C Preferred Share will have a right to an annual dividend equal to 7.5 per cent of the issue price which will be payable semi-annually. eStation will have the option of satisfying any dividend payment on the Series C Preferred Shares by way of a cash payment or by the issuance of additional Series C Preferred Shares at a price equal to 95 per cent of the weighted average trading price of the eStation common shares for the 20-day trading period ending five trading days prior to any dividend payment date. The Series C Preferred Shares will mature on the Maturity Date,

at which time eStation will be required to redeem the shares for cash at the redemption price or, at a holder's option but subject to the receipt of all regulatory approvals, to issue freely tradable eStation common shares on the conversion terms set out above.

The Private Placement will have one subscriber which is a Labour Sponsored Investment Fund. The sole holder of the Subscription Receipts will also have the right to appoint two of seven directors to the Board of Directors of eStation.

Under the IBM Agreement, the Company will apply letters of credit in favour of IBM to pay outstanding obligations and reduce the principal of its IBM capital leases to $4,947,901.27 which will be amortized over 42 months. The IBM Agreement includes new funding of $500,000 for computer equipment and ABM services, half of which the Company may draw down at any time with the remaining $250,000 available after March 31, 2002. The IBM Agreement also includes, among other things, a right of first refusal in favour of IBM to match any bona fide offer to lease and supply ATMs to the Company, a right of first refusal in favour of IBM to provide transaction financing and advertising outsourcing to the Company for a period of 36 months, and a requirement that Kim Oishi and Peter Edwards remain employees of the Company for a minimum of 6 months or that management satisfactory to IBM be in place if either Kim Oishi or Peter Edwards ceases to be an employee after the 6 month period.

The Company understands that the Canadian Venture Exchange will require that the Company send out a notice, as soon as practically possible pursuant to applicable laws, for a special meeting of shareholders to consider a consolidation of at least 4:1 of the Company's currently issued and outstanding share capital.

"The Private Placement and IBM restructuring will provide eStation the resources it requires to continue expanding its ABM network and increasing the profitability of its ABM Network," said Kim Oishi, Chairman and CEO of eStation, "This financing and restructuring will enable eStation to focus its efforts on building its core business. We are very excited with the prospects for working with our business partners to realize on the tremendous opportunities in the Canadian ATM and self-service space."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00007948E

-0- 11/23/2001

/For further information: Investor Relations, Toll Free: 1-877-322-7400, Fax: 1-604-638-1768, e-mail: investor.relations(at)estation.com/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

c5754
r f BC-eStation-corp.-update 09-07 0817
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation.com Inc. - Corporate Update September 7, 2001

TORONTO, Sept. 7 /CNW/ - Kim Oishi, Chairman & CEO and Peter Edward, President & CFO of eStation.com, Inc. are pleased to provide eStation Shareholders with the following update on the company;

Operations: In July eStation generated its first operating profit since the merger of eCash and eStation in the fall of 2000. The Company has estimated for July, revenue of almost $400,000 and an operating profit of approximately $20,000, on 296 installed ATMs. The Company anticipates this trend to continue throughout the balance of fiscal 2001. This is a significant improvement from an operating loss on the company's network of ABM's throughout Canada, of over $350,000 in January 2001. The turn around is primarily a result of the rationalization of the Sobeys network, new ATM installations and a reduction in operating expenses.

The Company has achieved operating efficiency, in part, as a result of the following achievements:

- Major Financial institution bank machine replacements (initial 47 locations)

  A contract has been signed by eStation with a major Financial Institution - roll out will commence next week;

- Bank machine replacements at Sobeys (about 45)

- Further deployment of Little Short Stops (11 units)

- Further operating cost reductions through lower interest rates and improved cash management

In addition, eStation is continuing to develop an outsourcing plan for operations. The approach is to outsource as much of the operations as practicable without losing control over costs and customer service. The Company's ability to outsource a significant component of the management of the network and the installing and servicing of the ATM network allows the Company to focus its key resources on expanding the ATM network and generating new sources of revenue.

Financial Status: eStation.com, Inc. has temporarily re-structured its lease payment obligations with IBM Canada to allow for the ramp up to further profitability of its network. IBM has indicated that it will continue to work with the Company in order to give the Company time to complete its funding, as long as the Company continues to provide them with a high level of disclosure and show evidence of progress regarding its business issues and funding. The Company is in discussions with IBM to restructure or take-out the IBM lease financing.

Status of Financing: The Company is now crystallizing its funding options, including lease take-out and equity options, and has retained Continua Capital Corporation to assist in the raising of this new equity.

Capital Requirement: The Company has a lease obligation to IBM, including interest arrears of approximately $7,000,000 with a $3,750,000 LOC (net liability $3,250,000). In addition, eStation has about $1,000,000 in payables. With operating profits ramping up the Company requires a minimum of $1,000,000 in net free working capital if it takes out the IBM lease and a minimum of $1,500,000 if it restructures the IBM lease. A Term Sheet has been executed between eStation and an "Asset" based lender to provide up to $8,000,000 in equipment financing that would retire the IBM lease obligations. The potential lender's due diligence should be completed by September 20, 2001.

Near Term Revenue Growth:

- Sobeys has agreed to restructure eStation's current contract. The new contract increases the convenience fee to $1.50 per transaction on approximately 200 of the ATM's at Sobey's effective, August 15th. EStation will remove 35 poor locations and add approximately 60 new locations, including 45 bank machine replacements. With a healthy Sobeys relationship there are tremendous opportunities to grow the network across Canada.

- Corel Centre & Little Short Stops: Installations have commenced at these two projects, and are ramping up strongly.

- Replacement/Referral Contract: In the next week to ten days eStation expects to receive the fully executed Replacement/Referral Contract with a major Financial institution to deploy 47 bank machine replacements. Installation of the new machines is scheduled to begin next week.

Business Development & Strategy: In addition to the above, eStation is developing its medium term strategy and has a number of key projects and decisions to make in this regard.

- Advertising: The Company is nearing the completion of its Sobeys advertising pilot and now must determine how to maximize the advertising potential of the Sobey's network. eStation has the option of contracting the advertising sales out to an agency or leading the sales effort itself. Advertising at the Corel Centre will be handled by the venue owner/operator with eStation sharing in the revenues. As the eStation network grows its value to advertisers increase significantly. The Company is in discussions with several advertising companies who are interested in marketing the eStation Network advertising space. The eStation advertising model has been well received by advertisers and retailers.

%SEDAR: 00007948E

-0- 09/07/2001

/For further information: Investor Relations at 1-877-322-7400 or (604) 684-8806, Fax No. (604) 684-1768/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

CNW 15:45e 07-SEP-01

CNW Canada NewsWire

Give us your message. We'll give you the world.

ESTATION.COM INC.

Canadian Quotes from Telenium
YST. (CDNX)

Releases EARNINGS

Attention Business Editors:

eStation reaches settlement with former employee

TORONTO, Aug. 7 /CNW/ - eStation has put an end to an ongoing lawsuit with a former employee of the company. The settlement included an issuance of eStation common shares totaling 350,000 at a price equal to $0.20 per share and a cash payment of $150,000. The shares and a portion of the cash payment have been delivered with other specific conditions to be met at a later date.

Kim Oishi, Chairman and CEO of eStation said, "Issues such as this lawsuit are not exclusive to eStation, they happen in the normal course of business every day. We are glad to finally put this particular issue behind us and to continue to focus our resources on moving the business forward."

Effective immediately, General Lewis MacKenzie has resigned as a member of the Board of Directors of eStation.com Inc. The company would like to thank the General for his contribution and wish him all the best in his future endeavors.

eStation offers turnkey ATM solutions to retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services. Retailers and service providers of all kinds can utilize eStation's ATM solutions to target consumers with on-screen advertising and in-store coupons and promotions.

%SEDAR: 00007948E

-30-

For further information: Investor Relations at: Telephone: (877) 322-7400, Telephone: (604) 684-8806, Facsimile: (604) 638-1768, investor.relations@eStation.com

ESTATION.COM INC. has 17 releases in this database.

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c0752
r f BC-eStation-agreement 07-09 0335
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Teams up with the Corel Centre to deploy ATMs

TORONTO, July 9 /CNW/ - eStation has entered into an agreement with the Corel Centre, home of the NHL Ottawa Senators, to install and operate a network of web-enabled automatic teller machines (ATMs). Replacing existing bank ATMs, the agreement calls for five machines to be installed in strategic locations within the facility.

The ATM platform will offer the Corel Centre customer convenient access to cash throughout the facility, as well as, additional added value applications not found on traditional ATMs. The full suite of eStation marketing products will be featured on the Corel Centre units, including branding, dynamic advertising and coupon offerings.

Kim Oishi, chairman and chief executive officer of eStation said, "eStation is thrilled to enter into an agreement with a first class organization like the Corel Centre. The opportunity at the Corel Centre, to expand the products and services offered, provides a tremendous upside for their customers, and for all of our strategic partners. Working closely with the Corel Centre and Ottawa Senators staff, we have taken a joint-effort approach to the sale of the eStation value-added marketing applications, which is sure to produce outstanding results."

Cyril Leeder, chief operating officer of the Corel Centre said, "Our agreement with eStation allows for us to expand our existing service from two machines to five and provides new value-added features for our patrons. More convenience and additional services is a win-win for our patrons."

eStation offers turnkey ATM solutions to retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services. Retailers and service providers of all kinds can utilize eStation's ATM solutions to target consumers with on-screen advertising and in-store coupons and promotions.

%SEDAR: 00007948E
-0- 07/09/2001

/For further information: Investor Relations at: Telephone: (877) 322-7400, Telephone: (604) 684-8806, Facsimile: (604) 638-1768, investor.relations(at)eStation.com/
(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

CNW 16:00e 09-JUL-01

c8687
r f BC-eStation-goes-live 06-28 0252
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Goes Live with Little Short Stop Stores

TORONTO, June 28 /CNW/ - eStation is pleased to announce that the initial ATM installations in the chain of Little Short Stop Stores have been added to the eStation network and are now dispensing funds to Little Short Stop customers.

The Little Short Stop locations in Guelph, Ayr, Elmira and two locations in Kitchener are now live and processing transactions. The agreement calls for up to 35 eStation ATMs to be installed over the next few months, a number of which are replacements of existing bank machines within the Little Short Stop network.

Bill Bews, Vice President Operations of eStation said, "Our operations and project management staff have worked with the Little Short Stop team to provide a smooth and successful transition to the eStation platform. Our goal is to provide all of our customers, including our newest partner the Little Short Stop Stores, with the highest level of customer service and technical support."

eStation offers turnkey ATM solutions to retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services. Retailers and service providers of all kinds can utilize eStation's ATM solutions to target consumers with on-screen advertising and in-store coupons and promotions.

%SEDAR: 00007948E

-0- 06/28/2001

/For further information: Investor Relations at: Telephone: (877) 322-7400, Telephone: (604) 684-8806, Facsimile: (604) 638-1768, investor.relations(at)eStation.com/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

CNW 15:21e 28-JUN-01

c4321
r f BC-eStation-ATM-partner 06-14 0316
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Teams up with Little Short Stop Stores to Deploy ATMs

TORONTO, June 14 /CNW/ - eStation has entered into an agreement with Little Short Stop Stores Limited to install and operate a network of web-enabled ATMs. The agreement calls for up to 35 locations to be installed over the next few months.

Initially the ATM deployment will offer the convenience of cash to Little Short Stop customers with additional coupon applications to be integrated at a later date. The roll out of eStation ATMs includes new locations for Little Short Stops as well as existing stores. A number of the installs are replacements of existing bank machines within the Little Short Stop network.

Chris Fowler, Vice President Sales & Advertising of eStation said, "We are very excited about the opportunity at Little Short Stop Stores. We will provide new services to their customers and expand our network of prime locations. Currently our highest volume locations are in venues similar to Little Short Stop convenience stores. This agreement is indicative of the business eStation is pursuing under its new focus, profitable long-term relationships with Retail, Industrial and Corporate partners. "

Mike Arnold, C.E.O. of Little Short Stop Stores Ltd. said, "We are dedicated to providing our customers with better service, better products and the utmost in convenience and this agreement with eStation demonstrates that strategy."

eStation offers turnkey ATM solutions to retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services. Retailers and service providers of all kinds can utilize eStation's ATM solutions to target consumers with on-screen advertising and in-store coupons and promotions.

%SEDAR: 00007948E

-0- 06/14/2001

/For further information: Investor Relations at: Telephone: (877) 322-7400, Telephone: (604) 684-8806, Facsimile: (604) 638-1768, investor.relations(at)eStation.com/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM
SU:

-30-

CNW 17:37e 14-JUN-01

c3008
r f BC-eStation-ATM-ad-launc 06-11 0311
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Launches ATM Advertising

TORONTO, June 11 /CNW/ - eStation adds another dimension to its ATM business with the launch of an advertising pilot program on its ATM network. The pilot comprises advertisements from Canadian packaged goods companies including Parmalat, HJ Heinz, Nestle and Clorox displaying on-screen advertisements on a network of selected ATM locations for a twelve week pilot program.

Chris Fowler, Vice President Sales and Advertising, says, "We are very pleased with the interest expressed by the advertising community. The pilot program represents a big step in the delivery of an ATM solution that offers a win for the consumer, the retailer, the advertiser and eStation."

eStation ATMs are a unique medium for advertisers as they provide the ability to communicate to consumers while they are in the store with cash in hand and the intent to make a purchase. The ATM as an advertising medium commands the full attention of the consumer and allows the advertiser to make an offer to purchase just prior to the buying decision.

Kim Oishi, Chairman and Chief Executive Officer of eStation says, "The margins on offering advertising can be very attractive. As eStation builds its ATM network to critical mass required to attract major advertisers, we expect that advertising will account for an increasing share of our revenues."

eStation offers turnkey ATM solutions to retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by connections using Internet protocols. Retailers and service providers of all kinds can utilize eStation's ATM solutions to target consumers with on-screen advertising and in-store coupons and promotions.

%SEDAR: 00007948E

-0- 06/11/2001

/For further information: Investor relations at: Telephone (877) 322-7400, (604) 684-8806, Facsimile (604) 638-1768/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU: PDT

-30-

CNW 16:20e 11-JUN-01

File No 82-4767

c7134
r f BC-eStation-privplacemnt 01-30 0776
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Network Services, Inc. secures
Private Placement

TORONTO, Jan. 30 /CNW/ - eStation Network Services, Inc. ("eStation" or the "Company"), (CDNX:YST), announces it has agreed to terms with regard to a private placement (the "Private Placement") of 33,333,333 Special A Warrants at $0.03 and 66,666,666 Special B Warrants at $0.03 for total gross proceeds of $3,000,000. The Private Placement will be closed in two transactions.

Transaction One of the Private Placement is for 33,333,333 Special A Warrants ("A Warrants") for total gross proceeds of $1,000,000 exercisable to acquire, at the Holder's option and for no additional consideration, one common share of the Company and one warrant entitling the holder to purchase one common share of the Company for a period of two years after issuance at a price of $0.04. Transaction One is subject only to regulatory and eStation Board approval.

Transaction Two of the Private Placement is for 66,666,666 Special B Warrants ("B Warrants") for total gross proceeds of $2,000,000 exercisable to acquire, at the Holder's option and for no additional consideration, one common share of the Company and one warrant entitling the holder to purchase one common share of the Company for a period of one year after issuance at a price of $0.04. Transaction Two is subject to the following Conditions Precedent:

1. The Company obtain regulatory approval for the issuance of the Special B Warrants, and Transaction One has closed.

2. The Company has entered into a binding letter (or letters) of intent to acquire ATM companies or ATM assets at a price acceptable to the Investor with an aggregate purchase price of at least $2,000,000.

3. The Company has filed a prospectus qualifying the common shares and warrants issuable upon the exercise of the Special A Warrants.

4. The Company shall remain in good standing as a Reporting Company in Ontario, British Columbia and Alberta and shall maintain its corporate existence as an Ontario business corporation.

5. There shall have been no material adverse change in the Company's business, operations, assets or financial condition.

6. The Investor's nominee shall have been appointed a director on the Company's Board of Directors, with the Board of Directors comprising no more than 7 directors.

7. All outstanding securities of the Company (except for the ESOP and consultant options) shall have been converted or exchanged to common shares and warrants in accordance with their terms.

8. The Investor may waive any or all of the foregoing conditions precedent.

Currently, the Company has 75,265,300 issued and outstanding common shares, 34,656,750 issued and outstanding Subscription Receipts convertible into Series B Preferred Shares or common shares, 33,333,333 issued and outstanding Subscription Receipts convertible into Series C Preferred Shares or common shares, 58,470,069 common share warrants and options, and 1,166,667 Common Shares to be issued for debt settlements pending CDNX approval

comprising 202,892,119 fully diluted common shares.

The Company understands that the Canadian Venture Exchange will require that the share consolidation take place prior to formal approval and prior to the closing of any acquistions. All foregoing references are on a pre-consolidated basis. The Company is holding a meeting of shareholders to approve a 5:1 consolidation of its share capital on January 31, 2002, more fully described in the Management Information Circular dated December 31, 2001.

"Transaction One of the Private Placement will provide eStation the resources it requires to roll out the balance of its ATMs in inventory, and combined with the IBM Transaction Based Financing previously announced, to fund major ATM installations," said Kim Oishi, Chairman and CEO of eStation, "Transaction Two of the Private Placement will be used to fund the acquisition of ATM companies with ATM networks in Canada to increase the scale of eStation's ATM network, driving down operating costs and adding management with complementary skills. The White Label ATM industry in Canada is very fragmented and eStation well positioned to take advantage of the consolidation opportunity."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

%SEDAR: 00007948E

-0- 01/30/2002

/For further information: please contact: Investor Relations, Toll Free: 1-877-322-7400, Fax: 1-604-638-1768, e-mail: investor.relations(at)estation.com/

(YST.)

CO: eStation Network Services Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

CNW 09:58e 30-JAN-02

FOR IMMEDIATE RELEASE

December 19, 2001

eStation Network Services, Inc. secures $7,000,000 in Transaction Based Financing

TORONTO, December 19, 2001 - eStation Network Services, Inc. ("eStation" or the "Company"), (CDNX:YST), announces it has entered into a transaction financing agreement (the "Agreement") with IBM Canada Inc. ("IBM") under which IBM will provide initial funding of up to $7,000,000 by supplying eStation with installed ABM equipment, software and maintenance services for a minimum term of four years.

Under the terms of the Agreement, IBM will provide the funding in return for a share of the revenues generated by the installed ABMs. At the end of the four year term eStation will have the option to purchase the ABMs and continue the IBM maintenance services at market rates, or extend the Agreement with a reduced revenue share to IBM, or may request the removal of the ABMs.

"The transaction based financing with IBM is an innovative approach to securing a supply of the most advanced ABM equipment and services that large retailers are demanding," commented Kim Oishi, Chairman & CEO of eStation, "the sharing of risk and reward with IBM motivates both companies to deliver on the solution and supports the business model we have established."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

For further information, contact:

Investor Relations at:
Telephone: (877) 322-7400
Telephone: (604) 684-8806
Facsimile: (604) 638-1768
Investor.Relations@eStation.com

c6198
r f BC-eStation-Network-Qtr 12-12 0685
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
eStation Network Services, Inc. Releases Quarterly Financials

TORONTO, Dec. 12 /CNW/ - eStation Network Services, Inc. ("eStation" or the "Company"), (CDNX:YST), released its financial statements for the period ended September 30, 2001. eStation had revenue of $1,208,783 and an operating loss of $288,277 for the quarter ended September 30, 2001. After adjustments for one-time charges of $260,464 associated with ABM network (the "Network") restructuring (ABM installation and removal, storage and technology upgrades), and a credit of $75,000 from a service provider, the Network generated an operating profit of $45,741 for the quarter ended September 30, 2001. The loss for the quarter before depreciation and amortization of goodwill was $1,289,211. Revenue for the nine months ended September 30, 2001 was $3,270,490, with an operating loss of $1,139,494, and a loss of $4,877,569 before depreciation and amortization of goodwill. These results compare with no revenues for the quarter and nine-month period ending September 30, 2000. The increase in revenues and operating loss from the Network were the result of the acquisition of E-Cash Services Inc. completed in October of 2000. Prior to the acquisition, eStation's primary business was the development of software for e-commerce kiosks, which was discontinued in December of 2000 due to a reassessment of the market for the software and a significant decrease in the receptivity of capital markets to funding software development for early-stage e-commerce applications.

During the nine-month period ending September 30, 2001, eStation significantly improved its Network operating cash flow and dramatically reduced its general and administrative costs. In January 2001, the Network lost some $350,000 on close to 419 ABMs averaging 341 transactions per month, and the Company had general and administrative costs of close to $300,000. In September 2001, the Network generated an operating profit $36,000 on 284 ABMs averaging 727 transactions per month, and the Company had general and administrative costs of approximately $160,000. During this period, eStation focused on reducing operating costs per ABM and moving ABMs to better locations. In addition, the Company cut staffing and office costs by streamlining Network management.

Subsequent to the period ended September 30, 2001, eStation completed a private placement for total gross proceeds of $1,000,000, and a debt restructuring with IBM Canada Inc. ("IBM") with regard to its lease financing that includes a lump sum payment by eStation to pay down existing obligations and principal, reduced monthly payments over a 42 month period and the funding of an additional $500,000 of computer equipment and ABM services by IBM. Also, the Company continued to improve Network operating results and reduce general and administrative costs after September 30, 2001.

"We worked hard with our business partners and customers to improve the Network," commented Kim Oishi, chairman & CEO of eStation. "eStation's Network management team, led by Peter Edwards, our president & CFO, implemented a tremendous turn around from the cash burn in January and, at the same time, improved customer satisfaction by improving Network up-time to over 99%. eStation is committed to further reducing Network operating costs through outsourcing and further improvements in the operating process. We are also committed to strengthening our balance sheet through innovative Network financing structures. With hard won experience and exceptional business partners, eStation is positioned to increase revenues per ABM by offering customers additional value-added services and to expand the Network with retailers seeking a total ABM solution."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate

multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
%SEDAR: 00007948E

-0- 12/12/2001
/For further information: Investor Relations Toll Free: 1-877-322-7400; Fax: 1-604-638-1768; e-mail: investor.relations(at)estation.com/
(YST.)

CO: eStation.com Inc.; eStation Network Services Inc.
ST: Ontario
IN: MLM ADV
SU: ERN

-30-

CNW 09:09e 12-DEC-01

c4665
r f BC-eStation-name-change 12-06 0192
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Network Services, Inc. announces Name Change

TORONTO, Dec. 6 /CNW/ - eStation Network Services, Inc. (CDNX:YST) announces that, as per the special resolution passed at the June 29, 2001 Annual Meeting, eStation.com Inc. has changed its name to eStation Network Services, Inc., effective October 30, 2001.

The name eStation Network Services, Inc. better represents the Company's core business of operating a network of self-service devices, including ABMs.

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
%SEDAR: 00007948E

-0- 12/06/2001

/For further information: please contact: Investor Relations, Toll Free: 1-877-322-7400, Fax: 1-604-638-1768, e-mail: investor.relations(at)estation.com/
(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

CNW 16:04e 06-DEC-01

c2252
r f BC-eStation-priv-placmnt 11-29 1159
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Network Services, Inc. announces Private Placement and Debt Restructuring

TORONTO, Nov. 29 /CNW/ - eStation Network Services, Inc. ("eStation" or the "Company") (CDNX:YST) announces it has closed on the Private Placement announced on November 23, 2001, for total gross proceeds of $1,000,000, and a debt restructuring agreement (the "IBM Agreement") with IBM Canada Inc. ("IBM") with regard to its lease financing that includes a lump sum payment by eStation to pay down outstanding obligations and principal, reduced monthly payments of the Company over a 42 month period and the funding of an additional $500,000 of computer equipment and ABM services by IBM.

The Private Placement is for 33,333,333 subscription receipts ("Subscription Receipts") exercisable to acquire, at the holder's option and for no additional consideration, 1 unit (a "Unit") comprising of either (i) 1 fully paid and non-assessable common share and 1 common share purchase warrant of the Company, or (ii) 1 fully paid and non-assessable series C convertible preferred share (a "Series C Preferred Share") and 1 series C convertible preferred purchase warrant (a "Series C Preferred Share Warrant") of the Company, subject to certain adjustment in certain events, in respect of each Subscription Receipt held. eStation has agreed to grant the holder registration rights whereby the Company will be obligated to file, at the holder's request, with applicable Canadian securities regulators a prospectus qualifying the distribution of the Subscription Receipts and all underlying securities issuable upon the exercise of the Subscription Receipts. In addition, if a final receipt is not issued for a prospectus pursuant to the registration rights on or prior to 90 days after the exercise of the registration request, each Subscription Receipt will entitle its holder to acquire 1.1 Units, except that the registration request may not be made until 50 days after the closing date of the Private Placement. The purchase price for each Subscription Receipt will be $0.03. Each common share purchase warrant shall entitle the holder to acquire one common share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. Each Series C Preferred Share Warrant shall entitle the holder to acquire one Series C Preferred Share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. The Series C Preferred Shares shall have substantially the same rights and privileges as the 7.5% series B convertible preferred shares offered for sale by the Company pursuant to an April 2001 private placement. The Company has obtained the consent of the required majority of the holders of the previously issued and outstanding Subscription Receipts in respect of this financing.

Currently, the Company has 75,265,210 issued and outstanding common shares, 34,656,750 issued and outstanding Subscription Receipts convertible into Series B Preferred Shares or common shares, and 20,803,403 common share purchase warrants and options comprising 130,725,363 fully diluted common shares.

Each Series C Preferred Share will be convertible at the option of the holder, at any time on or prior to the date which is three years from the date of issuance of the Series C Preferred Shares (the "Maturity Date"), into one eStation common share for the first two years and 0.91 eStation common shares in the third and final year. Each Series C Preferred Share will have a right to an annual dividend equal to 7.5 per cent of the issue price which will be payable semi-annually. eStation will have the option of satisfying any dividend payment on the Series C Preferred Shares by way of a cash payment or by the issuance of additional Series C Preferred Shares at a price equal to 95 per cent of the weighted average trading price of the eStation common shares for the 20-day trading period ending five trading days prior to any dividend payment date. The Series C Preferred Shares will mature on the Maturity Date,

at which time eStation will be required to redeem the shares for cash at the redemption price or, at a holder's option but subject to the receipt of all regulatory approvals, to issue freely tradeable eStation common shares on the conversion terms set out above.

The Private Placement will have one subscriber which is a Labour Sponsored Investment Fund. The sole holder of the Subscription Receipts will also have the right to appoint two of seven directors to the Board of Directors of eStation.

Under the IBM Agreement, the Company will apply letters of credit in favour of IBM to pay outstanding obligations and reduce the principal of its IBM capital leases to $4,947,901.27 which will be amortized over 42 months. The IBM Agreement includes new funding of $500,000 for computer equipment and ABM services, half of which the Company may draw down at any time with the remaining $250,000 available after March 31, 2002. The IBM Agreement also includes, among other things, a right of first refusal in favour of IBM to match any bona fide offer to lease and supply ATMs to the Company, a right of first refusal in favour of IBM to provide transaction financing and advertising outsourcing to the Company for a period of 36 months, and a requirement that Kim Oishi and Peter Edwards remain employees of the Company for a minimum of 6 months or that management satisfactory to IBM be in place if either Kim Oishi or Peter Edwards ceases to be an employee after the 6 month period.

The Company understands that the Canadian Venture Exchange will require that the Company send out a notice, as soon as practically possible pursuant to applicable laws, for a special meeting of shareholders to consider a consolidation of at least 4:1 of the Company's currently issued and outstanding share capital.

"The Private Placement and IBM restructuring will provide eStation the resources it requires to continue expanding its ABM network and increasing the profitability of its ABM Network," said Kim Oishi, Chairman and CEO of eStation, "This financing and restructuring will enable eStation to focus its efforts on building its core business. We are very excited with the prospects for working with our business partners to realize on the tremendous opportunities in the Canadian ATM and self-service space."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

%SEDAR: 00007948E

-0- 11/29/2001

/For further information: please contact: Investor Relations, Toll Free: 1-877-322-7400, Fax: 1-604-638-1768, e-mail: investor.relations(at)estation.com/
(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU: RCN

-30-

c0247
r f BC-eStation-financing 11-23 1162
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Network Services, Inc. announces
Private Placement and Debt Restructuring

TORONTO, Nov. 23 /CNW/ - eStation Network Services, Inc. ("eStation" or the "Company") (CDNX:YST) announces it has agreed to terms with regard to a private placement (the "Private Placement") for total gross proceeds of $1,000,000, and a debt restructuring agreement (the "IBM Agreement") with IBM Canada Inc. ("IBM") with regard to its lease financing that includes a lump sum payment by eStation to pay down outstanding obligations and principal, reduced monthly payments of the Company over a 42 month period and the funding of an additional $500,000 of computer equipment and ABM services by IBM.

It is proposed that the Private Placement is for 33,333,333 subscription receipts ("Subscription Receipts") exercisable to acquire, at the holder's option and for no additional consideration, 1 unit (a "Unit") comprising of either (i) 1 fully paid and non-assessable common share and 1 common share purchase warrant of the Company, or (ii) 1 fully paid and non-assessable series C convertible preferred share (a "Series C Preferred Share") and 1 series C convertible preferred purchase warrant (a "Series C Preferred Share Warrant") of the Company, subject to certain adjustment in certain events, in respect of each Subscription Receipt held. eStation has agreed to grant the holder registration rights whereby the Company will be obligated to file, at the holder's request, with applicable Canadian securities regulators a prospectus qualifying the distribution of the Subscription Receipts and all underlying securities issuable upon the exercise of the Subscription Receipts. In addition, if a final receipt is not issued for a prospectus pursuant to the registration rights on or prior to 90 days after the exercise of the registration request, each Subscription Receipt will entitle its holder to acquire 1.1 Units, except that the registration request may not be made until 50 days after the closing date of the Private Placement. The purchase price for each Subscription Receipt will be $0.03. Each common share purchase warrant shall entitle the holder to acquire one common share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. Each Series C Preferred Share Warrant shall entitle the holder to acquire one Series C Preferred Share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. The Series C Preferred Shares shall have substantially the same rights and privileges as the 7.5% series B convertible preferred shares offered for sale by the Company pursuant to an April 2001 private placement. The Company has obtained the consent of the required majority of the holders of the previously issued and outstanding Subscription Receipts in respect of this financing.

Currently, the Company has 75,265,210 issued and outstanding common shares, 34,656,750 issued and outstanding Subscription Receipts convertible into Series B Preferred Shares or common shares, and 20,803,403 common share purchase warrants and options comprising 130,725,363 fully diluted common shares.

Each Series C Preferred Share will be convertible at the option of the holder, at any time on or prior to the date which is three years from the date of issuance of the Series C Preferred Shares (the "Maturity Date"), into one eStation common share for the first two years and 0.91 eStation common shares in the third and final year. Each Series C Preferred Share will have a right to an annual dividend equal to 7.5 per cent of the issue price which will be payable semi-annually. eStation will have the option of satisfying any dividend payment on the Series C Preferred Shares by way of a cash payment or by the issuance of additional Series C Preferred Shares at a price equal to 95 per cent of the weighted average trading price of the eStation common shares for the 20-day trading period ending five trading days prior to any dividend payment date. The Series C Preferred Shares will mature on the Maturity Date,

at which time eStation will be required to redeem the shares for cash at the redemption price or, at a holder's option but subject to the receipt of all regulatory approvals, to issue freely tradable eStation common shares on the conversion terms set out above.

The Private Placement will have one subscriber which is a Labour Sponsored Investment Fund. The sole holder of the Subscription Receipts will also have the right to appoint two of seven directors to the Board of Directors of eStation.

Under the IBM Agreement, the Company will apply letters of credit in favour of IBM to pay outstanding obligations and reduce the principal of its IBM capital leases to $4,947,901.27 which will be amortized over 42 months. The IBM Agreement includes new funding of $500,000 for computer equipment and ABM services, half of which the Company may draw down at any time with the remaining $250,000 available after March 31, 2002. The IBM Agreement also includes, among other things, a right of first refusal in favour of IBM to match any bona fide offer to lease and supply ATMs to the Company, a right of first refusal in favour of IBM to provide transaction financing and advertising outsourcing to the Company for a period of 36 months, and a requirement that Kim Oishi and Peter Edwards remain employees of the Company for a minimum of 6 months or that management satisfactory to IBM be in place if either Kim Oishi or Peter Edwards ceases to be an employee after the 6 month period.

The Company understands that the Canadian Venture Exchange will require that the Company send out a notice, as soon as practically possible pursuant to applicable laws, for a special meeting of shareholders to consider a consolidation of at least 4:1 of the Company's currently issued and outstanding share capital.

"The Private Placement and IBM restructuring will provide eStation the resources it requires to continue expanding its ABM network and increasing the profitability of its ABM Network," said Kim Oishi, Chairman and CEO of eStation, "This financing and restructuring will enable eStation to focus its efforts on building its core business. We are very excited with the prospects for working with our business partners to realize on the tremendous opportunities in the Canadian ATM and self-service space."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00007948E

-0- 11/23/2001

/For further information: Investor Relations, Toll Free: 1-877-322-7400, Fax: 1-604-638-1768, e-mail: investor.relations(at)estation.com/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

c0247
r f BC-eStation-financing 11-23 1162
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Network Services, Inc. announces
Private Placement and Debt Restructuring

TORONTO, Nov. 23 /CNW/ - eStation Network Services, Inc. ("eStation" or the "Company") (CDNX:YST) announces it has agreed to terms with regard to a private placement (the "Private Placement") for total gross proceeds of $1,000,000, and a debt restructuring agreement (the "IBM Agreement") with IBM Canada Inc. ("IBM") with regard to its lease financing that includes a lump sum payment by eStation to pay down outstanding obligations and principal, reduced monthly payments of the Company over a 42 month period and the funding of an additional $500,000 of computer equipment and ABM services by IBM.

It is proposed that the Private Placement is for 33,333,333 subscription receipts ("Subscription Receipts") exercisable to acquire, at the holder's option and for no additional consideration, 1 unit (a "Unit") comprising of either (i) 1 fully paid and non-assessable common share and 1 common share purchase warrant of the Company, or (ii) 1 fully paid and non-assessable series C convertible preferred share (a "Series C Preferred Share") and 1 series C convertible preferred purchase warrant (a "Series C Preferred Share Warrant") of the Company, subject to certain adjustment in certain events, in respect of each Subscription Receipt held. eStation has agreed to grant the holder registration rights whereby the Company will be obligated to file, at the holder's request, with applicable Canadian securities regulators a prospectus qualifying the distribution of the Subscription Receipts and all underlying securities issuable upon the exercise of the Subscription Receipts. In addition, if a final receipt is not issued for a prospectus pursuant to the registration rights on or prior to 90 days after the exercise of the registration request, each Subscription Receipt will entitle its holder to acquire 1.1 Units, except that the registration request may not be made until 50 days after the closing date of the Private Placement. The purchase price for each Subscription Receipt will be $0.03. Each common share purchase warrant shall entitle the holder to acquire one common share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. Each Series C Preferred Share Warrant shall entitle the holder to acquire one Series C Preferred Share at an exercise price of $0.04 for a period of two years from the closing date of the Private Placement. The Series C Preferred Shares shall have substantially the same rights and privileges as the 7.5% series B convertible preferred shares offered for sale by the Company pursuant to an April 2001 private placement. The Company has obtained the consent of the required majority of the holders of the previously issued and outstanding Subscription Receipts in respect of this financing.

Currently, the Company has 75,265,210 issued and outstanding common shares, 34,656,750 issued and outstanding Subscription Receipts convertible into Series B Preferred Shares or common shares, and 20,803,403 common share purchase warrants and options comprising 130,725,363 fully diluted common shares.

Each Series C Preferred Share will be convertible at the option of the holder, at any time on or prior to the date which is three years from the date of issuance of the Series C Preferred Shares (the "Maturity Date"), into one eStation common share for the first two years and 0.91 eStation common shares in the third and final year. Each Series C Preferred Share will have a right to an annual dividend equal to 7.5 per cent of the issue price which will be payable semi-annually. eStation will have the option of satisfying any dividend payment on the Series C Preferred Shares by way of a cash payment or by the issuance of additional Series C Preferred Shares at a price equal to 95 per cent of the weighted average trading price of the eStation common shares for the 20-day trading period ending five trading days prior to any dividend payment date. The Series C Preferred Shares will mature on the Maturity Date,

at which time eStation will be required to redeem the shares for cash at the redemption price or, at a holder's option but subject to the receipt of all regulatory approvals, to issue freely tradable eStation common shares on the conversion terms set out above.

The Private Placement will have one subscriber which is a Labour Sponsored Investment Fund. The sole holder of the Subscription Receipts will also have the right to appoint two of seven directors to the Board of Directors of eStation.

Under the IBM Agreement, the Company will apply letters of credit in favour of IBM to pay outstanding obligations and reduce the principal of its IBM capital leases to $4,947,901.27 which will be amortized over 42 months. The IBM Agreement includes new funding of $500,000 for computer equipment and ABM services, half of which the Company may draw down at any time with the remaining $250,000 available after March 31, 2002. The IBM Agreement also includes, among other things, a right of first refusal in favour of IBM to match any bona fide offer to lease and supply ATMs to the Company, a right of first refusal in favour of IBM to provide transaction financing and advertising outsourcing to the Company for a period of 36 months, and a requirement that Kim Oishi and Peter Edwards remain employees of the Company for a minimum of 6 months or that management satisfactory to IBM be in place if either Kim Oishi or Peter Edwards ceases to be an employee after the 6 month period.

The Company understands that the Canadian Venture Exchange will require that the Company send out a notice, as soon as practically possible pursuant to applicable laws, for a special meeting of shareholders to consider a consolidation of at least 4:1 of the Company's currently issued and outstanding share capital.

"The Private Placement and IBM restructuring will provide eStation the resources it requires to continue expanding its ABM network and increasing the profitability of its ABM Network," said Kim Oishi, Chairman and CEO of eStation, "This financing and restructuring will enable eStation to focus its efforts on building its core business. We are very excited with the prospects for working with our business partners to realize on the tremendous opportunities in the Canadian ATM and self-service space."

About eStation

eStation (CDNX:YST) offers turnkey ABM solutions to major retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by leveraging the Internet. Retailers and service providers of all kinds can utilize eStation's ABM solutions to target consumers with on-screen advertising and in-store coupons and promotions. Visit us online at www.estation.com for more information.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00007948E

-0- 11/23/2001

/For further information: Investor Relations, Toll Free: 1-877-322-7400, Fax: 1-604-638-1768, e-mail: investor.relations(at)estation.com/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

c5754
r f BC-eStation-corp.-update 09-07 0817
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation.com Inc. - Corporate Update September 7, 2001

TORONTO, Sept. 7 /CNW/ - Kim Oishi, Chairman & CEO and Peter Edward, President & CFO of eStation.com, Inc. are pleased to provide eStation Shareholders with the following update on the company;

Operations: In July eStation generated its first operating profit since the merger of eCash and eStation in the fall of 2000. The Company has estimated for July, revenue of almost $400,000 and an operating profit of approximately $20,000, on 296 installed ATMs. The Company anticipates this trend to continue throughout the balance of fiscal 2001. This is a significant improvement from an operating loss on the company's network of ABM's throughout Canada, of over $350,000 in January 2001. The turn around is primarily a result of the rationalization of the Sobeys network, new ATM installations and a reduction in operating expenses.

The Company has achieved operating efficiency, in part, as a result of the following achievements:

- Major Financial institution bank machine replacements (initial 47 locations)

  A contract has been signed by eStation with a major Financial Institution - roll out will commence next week;

- Bank machine replacements at Sobeys (about 45)

- Further deployment of Little Short Stops (11 units)

- Further operating cost reductions through lower interest rates and improved cash management

In addition, eStation is continuing to develop an outsourcing plan for operations. The approach is to outsource as much of the operations as practicable without losing control over costs and customer service. The Company's ability to outsource a significant component of the management of the network and the installing and servicing of the ATM network allows the Company to focus its key resources on expanding the ATM network and generating new sources of revenue.

Financial Status: eStation.com, Inc. has temporarily re-structured its lease payment obligations with IBM Canada to allow for the ramp up to further profitability of its network. IBM has indicated that it will continue to work with the Company in order to give the Company time to complete its funding, as long as the Company continues to provide them with a high level of disclosure and show evidence of progress regarding its business issues and funding. The Company is in discussions with IBM to restructure or take-out the IBM lease financing.

Status of Financing: The Company is now crystallizing its funding options, including lease take-out and equity options, and has retained Continua Capital Corporation to assist in the raising of this new equity.

Capital Requirement: The Company has a lease obligation to IBM, including interest arrears of approximately $7,000,000 with a $3,750,000 LOC (net liability $3,250,000). In addition, eStation has about $1,000,000 in payables. With operating profits ramping up the Company requires a minimum of $1,000,000 in net free working capital if it takes out the IBM lease and a minimum of $1,500,000 if it restructures the IBM lease. A Term Sheet has been executed between eStation and an "Asset" based lender to provide up to $8,000,000 in equipment financing that would retire the IBM lease obligations. The potential lender's due diligence should be completed by September 20, 2001.

Near Term Revenue Growth:

- Sobeys has agreed to restructure eStation's current contract. The new contract increases the convenience fee to $1.50 per transaction on approximately 200 of the ATM's at Sobey's effective, August 15th. EStation will remove 35 poor locations and add approximately 60 new locations, including 45 bank machine replacements. With a healthy Sobeys relationship there are tremendous opportunities to grow the network across Canada.

- Corel Centre & Little Short Stops: Installations have commenced at these two projects, and are ramping up strongly.

- Replacement/Referral Contract: In the next week to ten days eStation expects to receive the fully executed Replacement/Referral Contract with a major Financial institution to deploy 47 bank machine replacements. Installation of the new machines is scheduled to begin next week.

Business Development & Strategy: In addition to the above, eStation is developing its medium term strategy and has a number of key projects and decisions to make in this regard.

- Advertising: The Company is nearing the completion of its Sobeys advertising pilot and now must determine how to maximize the advertising potential of the Sobey's network. eStation has the option of contracting the advertising sales out to an agency or leading the sales effort itself. Advertising at the Corel Centre will be handled by the venue owner/operator with eStation sharing in the revenues. As the eStation network grows its value to advertisers increase significantly. The Company is in discussions with several advertising companies who are interested in marketing the eStation Network advertising space. The eStation advertising model has been well received by advertisers and retailers.

%SEDAR: 00007948E

-0- 09/07/2001

/For further information: Investor Relations at 1-877-322-7400 or (604) 684-8806, Fax No. (604) 684-1768/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

CNW 15:45e 07-SEP-01

ESTATION.COM INC.

Canadian Quotes from Telenium
YST. (CDNX)

Releases EARNINGS

Attention Business Editors:

eStation reaches settlement with former employee

TORONTO, Aug. 7 /CNW/ - eStation has put an end to an ongoing lawsuit with a former employee of the company. The settlement included an issuance of eStation common shares totaling 350,000 at a price equal to $0.20 per share and a cash payment of $150,000. The shares and a portion of the cash payment have been delivered with other specific conditions to be met at a later date.

Kim Oishi, Chairman and CEO of eStation said, "Issues such as this lawsuit are not exclusive to eStation, they happen in the normal course of business every day. We are glad to finally put this particular issue behind us and to continue to focus our resources on moving the business forward."

Effective immediately, General Lewis MacKenzie has resigned as a member of the Board of Directors of eStation.com Inc. The company would like to thank the General for his contribution and wish him all the best in his future endeavors.

eStation offers turnkey ATM solutions to retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services. Retailers and service providers of all kinds can utilize eStation's ATM solutions to target consumers with on-screen advertising and in-store coupons and promotions.

%SEDAR: 00007948E

-30-

For further information: Investor Relations at: Telephone: (877) 322-7400, Telephone: (604) 684-8806, Facsimile: (604) 638-1768, investor.relations@eStation.com

ESTATION.COM INC. has 17 releases in this database.

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c0752
r f BC-eStation-agreement 07-09 0335
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Teams up with the Corel Centre to deploy ATMs

TORONTO, July 9 /CNW/ - eStation has entered into an agreement with the Corel Centre, home of the NHL Ottawa Senators, to install and operate a network of web-enabled automatic teller machines (ATMs). Replacing existing bank ATMs, the agreement calls for five machines to be installed in strategic locations within the facility.

The ATM platform will offer the Corel Centre customer convenient access to cash throughout the facility, as well as, additional added value applications not found on traditional ATMs. The full suite of eStation marketing products will be featured on the Corel Centre units, including branding, dynamic advertising and coupon offerings.

Kim Oishi, chairman and chief executive officer of eStation said, "eStation is thrilled to enter into an agreement with a first class organization like the Corel Centre. The opportunity at the Corel Centre, to expand the products and services offered, provides a tremendous upside for their customers, and for all of our strategic partners. Working closely with the Corel Centre and Ottawa Senators staff, we have taken a joint-effort approach to the sale of the eStation value-added marketing applications, which is sure to produce outstanding results."

Cyril Leeder, chief operating officer of the Corel Centre said, "Our agreement with eStation allows for us to expand our existing service from two machines to five and provides new value-added features for our patrons. More convenience and additional services is a win-win for our patrons."

eStation offers turnkey ATM solutions to retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services. Retailers and service providers of all kinds can utilize eStation's ATM solutions to target consumers with on-screen advertising and in-store coupons and promotions.

%SEDAR: 00007948E

-0- 07/09/2001

/For further information: Investor Relations at: Telephone: (877) 322-7400, Telephone: (604) 684-8806, Facsimile: (604) 638-1768, investor.relations(at)eStation.com/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

CNW 16:00e 09-JUL-01

c8687
r f BC-eStation-goes-live 06-28 0252
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Goes Live with Little Short Stop Stores

TORONTO, June 28 /CNW/ - eStation is pleased to announce that the initial ATM installations in the chain of Little Short Stop Stores have been added to the eStation network and are now dispensing funds to Little Short Stop customers.

The Little Short Stop locations in Guelph, Ayr, Elmira and two locations in Kitchener are now live and processing transactions. The agreement calls for up to 35 eStation ATMs to be installed over the next few months, a number of which are replacements of existing bank machines within the Little Short Stop network.

Bill Bews, Vice President Operations of eStation said, "Our operations and project management staff have worked with the Little Short Stop team to provide a smooth and successful transition to the eStation platform. Our goal is to provide all of our customers, including our newest partner the Little Short Stop Stores, with the highest level of customer service and technical support."

eStation offers turnkey ATM solutions to retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services. Retailers and service providers of all kinds can utilize eStation's ATM solutions to target consumers with on-screen advertising and in-store coupons and promotions.

%SEDAR: 00007948E

-0- 06/28/2001

/For further information: Investor Relations at: Telephone: (877) 322-7400, Telephone: (604) 684-8806, Facsimile: (604) 638-1768, investor.relations(at)eStation.com/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU:

-30-

CNW 15:21e 28-JUN-01

c4321
r f BC-eStation-ATM-partner 06-14 0316
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Teams up with Little Short Stop Stores to Deploy ATMs

TORONTO, June 14 /CNW/ - eStation has entered into an agreement with Little Short Stop Stores Limited to install and operate a network of web-enabled ATMs. The agreement calls for up to 35 locations to be installed over the next few months.

Initially the ATM deployment will offer the convenience of cash to Little Short Stop customers with additional coupon applications to be integrated at a later date. The roll out of eStation ATMs includes new locations for Little Short Stops as well as existing stores. A number of the installs are replacements of existing bank machines within the Little Short Stop network.

Chris Fowler, Vice President Sales & Advertising of eStation said, "We are very excited about the opportunity at Little Short Stop Stores. We will provide new services to their customers and expand our network of prime locations. Currently our highest volume locations are in venues similar to Little Short Stop convenience stores. This agreement is indicative of the business eStation is pursuing under its new focus, profitable long-term relationships with Retail, Industrial and Corporate partners. "

Mike Arnold, C.E.O. of Little Short Stop Stores Ltd. said, "We are dedicated to providing our customers with better service, better products and the utmost in convenience and this agreement with eStation demonstrates that strategy."

eStation offers turnkey ATM solutions to retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services. Retailers and service providers of all kinds can utilize eStation's ATM solutions to target consumers with on-screen advertising and in-store coupons and promotions.

%SEDAR: 00007948E

-0- 06/14/2001

/For further information: Investor Relations at: Telephone: (877) 322-7400, Telephone: (604) 684-8806, Facsimile: (604) 638-1768, investor.relations(at)eStation.com/

(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM
SU:

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CNW 17:37e 14-JUN-01

c3008
r f BC-eStation-ATM-ad-launc 06-11 0311
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eStation Launches ATM Advertising

TORONTO, June 11 /CNW/ - eStation adds another dimension to its ATM business with the launch of an advertising pilot program on its ATM network. The pilot comprises advertisements from Canadian packaged goods companies including Parmalat, HJ Heinz, Nestle and Clorox displaying on-screen advertisements on a network of selected ATM locations for a twelve week pilot program.

Chris Fowler, Vice President Sales and Advertising, says, "We are very pleased with the interest expressed by the advertising community. The pilot program represents a big step in the delivery of an ATM solution that offers a win for the consumer, the retailer, the advertiser and eStation."

eStation ATMs are a unique medium for advertisers as they provide the ability to communicate to consumers while they are in the store with cash in hand and the intent to make a purchase. The ATM as an advertising medium commands the full attention of the consumer and allows the advertiser to make an offer to purchase just prior to the buying decision.

Kim Oishi, Chairman and Chief Executive Officer of eStation says, "The margins on offering advertising can be very attractive. As eStation builds its ATM network to critical mass required to attract major advertisers, we expect that advertising will account for an increasing share of our revenues."

eStation offers turnkey ATM solutions to retail and hospitality chains. eStation leverages innovative technology to generate multiple revenue streams through strategic corporate partnerships while providing consumers with convenient access to products and services by connections using Internet protocols. Retailers and service providers of all kinds can utilize eStation's ATM solutions to target consumers with on-screen advertising and in-store coupons and promotions.

%SEDAR: 00007948E

-0- 06/11/2001

/For further information: Investor relations at: Telephone (877) 322-7400, (604) 684-8806, Facsimile (604) 638-1768/
(YST.)

CO: eStation.com Inc.
ST: Ontario
IN: MLM ADV
SU: PDT

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CNW 16:20e 11-JUN-01